UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2014
and report of independent registered
public accounting firm

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2                                        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,

2

and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

3                                        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 28, 2015

/s/ PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

3

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2014	2013
Assets

Current
Cash and cash equivalents (Note 9)	461,067	1,271,752
Marketable securities (Note 10)	682,819	1,068,182
Derivative financial instruments (Note 11)	29,573	22,537
Trade accounts receivable, net (Note 12)	538,424	382,087
Accounts receivable - land and buildings sold (Note 1(e))		902,584
Inventory (Note 13)	1,238,793	1,265,730
Recoverable taxes (Note 14)	162,863	201,052
Assets held for sale (Note 1(d)(i) / Note 36)		589,849
Other assets	147,638	103,228

	3,261,177	5,807,001

Non-current
Marketable securities (Note 10)	51,350	48,183
Derivative financial instruments (Note 11)	161,320	71,017
Related parties receivables (Note 16)	7,969	7,142
Recoverable taxes (Note 14)	1,752,101	743,883
Advances to suppliers (Note 22)	695,171	726,064
Judicial deposits (Note 24)	192,028	197,506
Deferred taxes (Note 15)	1,190,836	968,116
Assets held for sale (Note 1(d)(i) / Note 36)	598,257
Other assets	91,208	252,135

Investments (Note 17)	79,882	46,922
Biological assets (Note 18)	3,707,845	3,423,434
Property, plant and equipment (Note 19)	9,252,733	9,824,504
Intangible assets (Note 20)	4,552,103	4,634,265

	22,332,803	20,943,171

Total assets	25,593,980	26,750,172

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais	(continued)

	2014	2013
Liabilities and shareholders’ equity

Current
Loans and financing (Note 23)	965,389	2,972,361
Derivative financial instruments (Note 11)	185,872	106,793
Trade payables	593,348	586,541
Payroll, profit sharing and related charges	135,039	129,386
Taxes payable	56,158	55,819
Liabilities related to the assets held for sale (Note 1(d)(i) / Note 36)		470,000
Dividends payable	38,649	2,374
Other payables	124,775	125,081

	2,099,230	4,448,355

Non-current
Loans and financing (Note 23)	7,361,130	6,800,736
Derivative financial instruments (Note 11)	422,484	451,087
Taxes payable	124	159
Deferred taxes (Note 15)	266,528	235,896
Provision for contingencies (Note 24)	144,582	128,838
Liabilities related to the assets held for sale (Note 1(d)(i) / Note 36)	477,000
Other payables	207,197	193,847

	8,879,045	7,810,563

Total liabilities	10,978,275	12,258,918

Shareholders’ equity (Note 27)
Share capital	9,729,006	9,729,006
Share capital reserve	3,920	2,688
Treasury shares	(10,346)	(10,346)
Statutory reserves	3,228,145	3,109,281
Other reserves	1,613,312	1,614,270

Equity attributable to shareholders of the Company	14,564,037	14,444,899
Equity attributable to non-controlling interests	51,668	46,355

Total shareholders’ equity	14,615,705	14,491,254

Total liabilities and shareholders’ equity	25,593,980	26,750,172

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2014	2013	2012

Revenues (Note 31)	7,083,603	6,917,406	6,174,373
Cost of sales (Note 33)	(5,545,537)	(5,382,688)	(5,237,258)

Gross profit	1,538,066	1,534,718	937,115

Operating income (expenses)
Selling expenses (Note 33)	(365,214)	(347,538)	(298,052)
General and administrative (Note 33)	(285,622)	(300,131)	(286,002)
Equity in losses of associate	(622)		(592)
Other operating income (expenses), net (Note 33)	770,007	823,398	354,026

	118,549	175,729	(230,620)

Income before financial income and expenses	1,656,615	1,710,447	706,495

Financial income (Note 32)	133,950	110,723	167,646
Financial expenses (Note 32)	(1,040,597)	(1,016,526)	(944,405)
Result of derivative financial instruments, net (Note 32)	(6,236)	(215,313)	(184,465)
Foreign exchange loss, net (Note 32)	(721,842)	(932,907)	(735,001)

	(1,634,725)	(2,054,023)	(1,696,225)

Income (loss) before income taxes	21,890	(343,576)	(989,730)

Income taxes
Current (Note 15)	(46,280)	(619,606)	(42,167)
Deferred (Note 15)	186,942	265,600	333,927

Net income (loss) for the year	162,552	(697,582)	(697,970)

Attributable to
Shareholders of the Company	155,584	(706,422)	(704,706)

Non-controlling interest	6,968	8,840	6,736

Net income (loss) for the year	162,552	(697,582)	(697,970)

Basic earnings (loss) per share (in Reais) (Note 35)	0,28	(1.28)	(1.34)
Diluted earnings (loss) per share (in Reais) (Note 35)	0,28	(1.28)	(1.34)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2014	2013	2012

Net income (loss) for the year	162,552	(697,582)	(697,970)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(loss) of post-employment benefit obligations	(7,288)	22,605	(22,986)
Tax effect thereon	2,478	(7,686)	7,815
Share of other comprehensive income - actuarial losses of post-employment benefit obligation of Veracel		(1,183)
Tax effect thereon		402

	(4,810)	14,138	(15,171)

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn	5,837	5,251
Tax effect thereon	(1,985)	(1,785)

	3,852	3,466

Total other comprehensive income (loss) for the year, net of taxes	(958)	17,604	(15,171)

Total comprehensive income (loss) for the year, net of taxes	161,594	(679,978)	(713,141)

Attributable to
Shareholders of the Company	154,626	(688,818)	(719,877)

Non-controlling interest	6,968	8,840	6,736

	161,594	(679,978)	(713,141)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves		Retained
		Share			Other			earnings		Non-
		issuance	Capital	Treasury	comprehensive			(accumulated		controlling
	Capital	costs	reserve	shares	Income	Legal	Investments	losses)	Total	interest	Total

As at January 1, 2012	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Net income (loss)								(704,706)	(704,706)	6,736	(697,970)
Other comprehensive loss					(15,171)				(15,171)		(15,171)
					(15,171)			(704,706)	(719,877)	6,736	(713,141)
Transactions with shareholders
Capital increase	1,361,380								1,361,380	3,335	1,364,715
Share issuance costs		(11,771)							(11,771)		(11,771)
Dividends declared - non-controlling interest (Portocel)										(1,684)	(1,684)
Investment reserve appropriation							(704,706)	704,706

As at December 31, 2012	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Net income (loss)								(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income					17,604				17,604		17,604
					17,604			(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Unclaimed dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405
Dividends declared - non-controlling interest (Portocel)										(2,099)	(2,099)
Investment reserve appropriation							(706,422)	706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Net income (loss)								155,584	155,584	6,968	162,552
Other comprehensive loss					(958)				(958)		(958)
					(958)			155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends							231		231		231
Stock options program			1,232						1,232		1,232
Dividends declared - non-controlling interest (Portocel)										(1,655)	(1,655)
Dividends declared (Note 27)								(36,951)	(36,951)		(36,951)
Legal reserve (Note 27)						7,779		(7,779)
Investment reserve appropriation							110,854	(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566		14,564,037	51,668	14,615,705

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2014	2013	2012

Income (loss) before income taxes	21,890	(343,576)	(989,730)

Adjusted by
Depreciation, depletion and amortization	1,790,628	1,751,947	1,720,067
Depletion of wood from forestry partnership programs	83,366	111,214	128,241
Foreign exchange losses, net	721,842	932,907	735,001
Change in fair value of derivative financial instruments	6,236	215,313	184,465
Equity in losses of jointly-venture	622		592
Gain on sale of land and building - Asset Light project (Note 1(e))		(799,040)
Gain on sale of others investments		(3,201)
(Gain) loss on disposal of property, plant and equipment and biological assets, net	68,297	220,936	(64,419)
Interest and gain/losses from marketable securities	(83,055)	(90,014)	(143,809)
Interest expense	475,780	575,877	681,840
Change in fair value of biological assets (Note 18 / Note 33)	(51,755)	(102,265)	(297,686)
Financial charges on Bonds upon partial repurchase	498,583	350,295	150,917
Impairment of recoverable taxes - ICMS	88,444	91,192	90,248
Tax credits	(849,520)	(91,017)	(93,152)
Provision for impairment of investments	6,716
Provision (reversal of provision) for contingencies and release of judicial deposits, net	545	(116,042)
Stock options program	1,232
Provisions and other	23,159	50,526	109,955

Decrease (increase) in assets
Trade accounts receivable	(84,515)	446,371	246,798
Inventory	77,870	(62,662)	45,236
Recoverable taxes	(172,337)	(144,192)	(16,875)
Other assets/advances to suppliers	121,814	(3,642)	(20,857)

Increase (decrease) in liabilities
Trade payables	(19,569)	106,817	57,762
Taxes payable	(49,130)	(18,464)	(38,475)
Payroll, profit sharing and related charges	5,653	603	(5,241)
Other payables	(16,142)	(35,402)	(32,182)

Cash provided by operating activities	2,666,654	3,044,481	2,448,696

Interest received	80,220	144,486	131,637
Interest paid	(491,173)	(602,112)	(651,288)
Income taxes paid	(28,945)	(423,325)	(14,712)

Net cash provided by operating activities	2,226,756	2,163,530	1,914,333

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2014	2013	2012

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(e))	902,584	500,000
Acquisition of property, plant and equipment and intangible assets and forests	(1,539,883)	(1,189,716)	(1,001,711)
Advances for acquisition of wood from forestry partnership program	(51,119)	(96,968)	(76,556)
Marketable securities, net	408,577	1,204,356	(660,951)
Acquisition of interest in subsidiary	(6,716)
Installments paid for additional acquisition of investment	(26,947)		(40,674)
Proceeds from sale of property, plant and equipment	4,845	36,543	274,743
Advances received on disposal of assets (Losango) (Note 1(d))	7,000		470,000
Derivative transactions settled (Note 11(c))	(53,099)	(24,065)	(126,368)
Others	(1,260)	3,699	714

Net cash provided by (used in) investing activities	(356,018)	433,849	(1,160,803)

Cash flows from financing activities
Borrowings	4,345,609	1,279,414	864,334
Repayments - principal amount	(6,636,153)	(3,320,157)	(2,410,719)
Capital increase net of issuance costs			1,343,546
Premium paid on Bond repurchase transaction	(365,351)	(236,536)	(62,158)
Others	11,902	1,288	6,747

Net cash used in financing activities	(2,643,993)	(2,275,991)	(258,250)

Effect of exchange rate changes on cash and cash equivalents	(37,430)	6,508	66,661

Net increase (decrease) in cash and cash equivalents	(810,685)	327,896	561,941

Cash and cash equivalents at beginning of year	1,271,752	943,856	381,915

Cash and cash equivalents at end of year	461,067	1,271,752	943,856

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the production and sale of bleached eucalyptus kraft pulp. We operate in a single operating segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacturing of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps. The main inputs and raw materials used by us during production are: wood, energy, chemical products and water.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations of the U.S. Dollar. All of these factors are beyond our control.

(b)                                Operating facilities and forest base

The Company operates the following facilities to produce bleached eucalyptus kraft pulp:

Pulp production facility	Location (Brazil)

Aracruz	Espírito Santo
Três Lagoas	Mato Grosso do Sul
Jacareí	São Paulo
Veracel (*)	Bahia

(*) Veracel Celulose S.A. - jointly-controlled entity

Fibria produces hardwood pulp from planted eucalyptus trees in six Brazilian States which we refer to as forests and the average extraction cycle of the forest is between six and seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Logistics

The pulp produced for export is delivered to customers by ocean-going vessels on the basis of long-term contracts with the owners of these vessels.

The Company operates in two ports, Santos and Barra do Riacho. The port of Santos is located in the State of São Paulo and exports pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo - CODESP. The concession period of one of the terminals at the port of Santos ends in 2017. We are looking at alternatives in order to maintain our export capacity in the long term.

The port of Barra do Riacho specializes in the transportation of pulp, located approximately three kilometers from the Aracruz unit, in the State of Espírito Santo, and exports pulp produced at the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S. A. (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital).

(d)                                Current assets held for sale

During 2011, the Company approved the sale of certain assets, as presented in the following table:

CGU/Asset	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

Losango project assets	Assets held for sale	June 2011	Not yet consummated

(i)                                   Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount paid to us, plus interest, and the escrow deposits made by CMPC will revert. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government agencies. The consistent progress in obtaining these approvals during 2014 indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

which have been slower than expected. Accordingly we have reclassified the full amount to non-current assets at December 31, 2014.

Upon classification as assets held for sale, the carrying amounts of the assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the profit or losses in 2014 and 2013. The carrying amounts of the assets related to Losango are disclosed in Note 36.

(e)                                 Asset Light project

On November 15, 2013, the Company (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with the company Parkia Participações S.A. (“Parkia”), for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares.

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of land, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

An additional amount, not to exceed R$ 247,515, may be received by the Company in three separated payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent upon the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately seven years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters — m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at an m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

The Share Purchase Agreement has a clause that allows Parkia to withdraw up to 30% of the total land subject to the forestry partnership agreement and the standing timber supply agreement, pursuant to a pre-defined withdrawal schedule. Additionally, in relation to the areas not subject to the withdrawal,  Fibria has a first refusal right to acquire the land at market value in the event Parkia receives an offer to sell the land to a third party.

In case of the sale of any portion of land for a third party, regarding the land not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the Forestry Partnership Agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million (during 2014, the amount of US$ 34,519 thousand was paid by the Company with the first payment in April 2014). Fibria has the contractual right to use the land or direct others to use the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will contractually retain and the remaining 40% will be purchased from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement International Accounting Standard - IAS 17 (R1) - Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating by nature, with exclusively contingent payments.

The transaction contains an embedded derivative embedded in the standing timber supply agreement, corresponding to the U.S. Dollar m3 price which is adjusted by the U.S.CPI index, that is not closely related to the economic environment where the areas are located.

The Company did not recognize separately the fair value of the embedded derivative corresponding to the price in U.S. Dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the U.S. Dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Gain on sale

The Company recognized a gain on sale, as described in the following table:

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Land and improvements (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution, in 2013	527,366

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 28, 2015.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Fibria has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive or controlled investment fund is consolidated.

(b)                                Joint operations

The companies Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

Additionally, the Company does not have any significant restriction or commitment with regards to its jointly-operated entities.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 31, 2014 and 2013 of the jointly-operations mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	10,156	5,078	1,429	714	26,889	13,445
Others	846,325	423,163	2,233	1,116	2,338	1,169
	856,481	428,241	3,662	1,830	29,227	14,614

Non-current assets	2,952,299	1,476,149	289	145	840,953	420,476

Total assets	3,808,780	1,904,390	3,951	1,975	870,180	435,090

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	335,602	167,801			(764)	(382)
Suppliers and other account payables	47,640	23,820	244	122
Others	30,624	15,312	2,592	1,296
	413,866	206,933	2,836	1,418	(764)	(382)

Non-current liabilities
Loans and financing	522,698	261,349			507,854	253,927
Others	29,284	14,642	1,909	954
	551,952	275,991	1,909	954	507,854	253,927

Shareholders’ equity	2,842,932	1,421,466	(794)	(397)	363,090	181,545

Total liabilities and shareholders’ equity	3,808,780	1,904,390	3,951	1,975	870,180	435,090

Profit and loss
Revenue	975,100	487,550
Cost of sales	(836,248)	(418,124)

Gross profit	138,852	69,426

General and administrative	(34,205)	(17,102)	(615)	(307)
Selling expenses	(93,171)	(46,586)
Other operating expenses, net	3,676	1,838	(1,448)	(724)

Operating income (loss)	15,152	7,576	(2,063)	(1,031)

Financial expense, net	(14,099)	(7,049)	(1,147)	(574)	(62,881)	(31,440)

Income (loss) before income taxes	1,053	527	(3,210)	(1,605)	(62,881)	(31,440)
Income taxes	5,738	2,869

Net income (loss) of the year	6,791	3,396	(3,210)	(1,605)	(62,881)	(31,440)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion which totaled R$ 206,840 for the year ended December 31, 2014 (corresponding to our 50% interest).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2013
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	5,946	2,973	278	139	54,394	27,197
Others	682,534	341,267	3,934	1,967
	688,480	344,240	4,212	2,106	54,394	27,197

Non-current assets	3,047,072	1,523,536	290	145	741,752	370,876

Total assets	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	318,650	159,325
Suppliers and other account payables	51,094	25,547	252	126
Others	20,518	10,259	2,148	1,074
	390,262	195,131	2,400	1,200

Non-current liabilities
Loans and financing	456,772	228,386			728,344	364,172
Suppliers and other account payables	878	439
Others	51,498	25,749	1,686	843	24,675	12,337
	509,148	254,574	1,686	843	753,019	376,509

Shareholders’ equity	2,836,142	1,418,071	416	208	43,127	21,564

Total liabilities and shareholders’ equity	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Profit and loss
Revenue	1,018,772	509,386
Cost of sales	(861,620)	(430,810)

Gross profit	157,152	78,576

General and administrative	(36,542)	(18,271)	(890)	(445)
Selling expenses	(36,380)	(18,190)
Other operating expenses, net	(29,108)	(14,554)	(596)	(298)

Operating income (loss)	55,122	27,561	(1,486)	(743)

Financial loss, net	(71,832)	(35,916)	(900)	(450)	(22,864)	(11,432)

Losses before income taxes	(16,710)	(8,355)	(2,386)	(1,193)	(22,864)	(11,432)
Income taxes	(1,029)	(514)

Net loss of the year	(17,739)	(8,869)	(2,386)	(1,193)	(22,864)	(11,432)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion which totaled R$ 191,324 for the year ended December 31, 2013 (corresponding to our 50% interest).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The jointly-operated entity Veracel is located in the south of Bahia State, in the city of Eunápolis, the Company’s interest is 50% and the remaining 50% is owned by the Swedish-Finnish Stora Enso Amsterdam B.V.

The jointly-operated entity Veracel was established on July 15, 1991 and its main activities are the silviculture operations, production and sale of paper, pulp and wood.

(c)                             Associated companies

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2013, our only associate is Bahia Produtos de Madeira S.A. (formerly Aracruz Produtos de Madeira S.A.).

On July 31, 2014, we acquired 100% of the capital of Weyerhaeuser Brasil Participações Ltda., for R$6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment of 100% in these subsidiaries.

(d)                                Subsidiaries and jointly-operated entities included in the consolidated financial statements

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2014			2013
	Direct	Indirect	Total	Total

Companies located in Brazil
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Projetos Especiais e Investimentos S.A.	100		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Veracel Celulose S.A. (i)	50		50	50
Asapir Produção Florestal e Comércio Ltda. (i)	50		50	50
Bahia Produtos de Madeira S.A. (Nota 2.2.1(c))	33.33	66.67	100
Weyerhaeuser Brasil Participações Ltda. (Nota 2.2.1(c))	100		100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50		50	50
Fibria Trading International KFT	48.3	51.7	100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria International Trade GmbH.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria (Europe) S.A.		100	100	100
Fibria International Celulose GmbH.	100		100	100
Green Parrot BV		100	100	100

(i)                                    Jointly-operated entities, as detailed in Note 2.2.1(b).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.3                              Segment reporting

The financial statements do not include segment reporting for the reason that the Company operates only the pulp segment.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation for items that are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of profit or loss, presented as “Foreign exchange gain (loss)”.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables, and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivative financial instruments, including embedded derivatives, are classified as held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Changes in fair value are recognized in the Statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Held-to-maturity investments

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. Assets in this category are classified as current assets if expected to be realized within 12 months, otherwise they are classified as non-current. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value. When applicable, a provision for impairment is recognized.

(c)                             Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period. Loans and receivables are classified as non-current assets and are recorded at amortized cost based on the effective interest rate of the transaction. The effective interest rate is the contractual rate adjusted by the related transaction costs. The Company’s loans and receivables are comprised of “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents”.

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

2.6.2                    Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit and loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of the exchange foreign currency and changes in the fair value of the investment are recognized directly in Equity, in “Other comprehensive income” and, (ii) the effect of the exchange foreign currency and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.3                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.6.4                    Impairment of financial assets

(a)                                Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•             adverse changes in the payment status of borrowers in the portfolio;

•             national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss.

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the Statement of profit or loss, in the line “Result of derivative financial instruments”.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contract in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                             Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If collection is expected in one year or less, the accounts receivable are classified as current assets, otherwise, they are classified as non-current assets.

Accounts receivable are initially recognized at fair value and, subsequently, measured by the effective interest rate method less a provision for impairment, if necessary. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

A provision for impairment is recognized when there is objective evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with balances over-due and assesses the specific situation of each client, a and exercises judgment on the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As a result of this analysis management determines a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10                       Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date, it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit and loss in “Other operating income (expenses), net”.

The database of forestry and industrial technologies comprises: documentation center (CEDOC), information base for research and process (BIP), software utilized in knowledge management (KDP) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)                                 Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was initially recorded at fair value on the acquisition date and is subsequently stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at an annual rate of 15.9%.

(d)                                Relationship with suppliers

This relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)                                 Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, when incurred. The development costs that have been recognized as expenses are not capitalized in subsequent periods.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the Statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease. This is the case if the following two conditions are met: (i) performance of the contract

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Financial or operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

2.14                       Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting through replanting occurs between six and seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on market research and recent sales transactions, in the local market, for harvested eucalyptus wood. Adjustments to the sales price have been made in order to determine the estimated fair value of standing timber. The volumes used in the valuation are consistent with the annual average harvest for each region. See Note 18.

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15                       Business combination

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the Statement of profit and loss on the acquisition date.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit and loss over the period of the loans and financing using the effective interest rate method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

The financial charges in the repurchase of Bond are presented as financing activities in the Statement of Cash Flows.

2.19                       Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Assets and liabilities are classified as current when their realization or settlement is likely to occur within 12 months after the balance sheet date. Otherwise, assets and liabilities are presented as non-current.

2.20                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which the Company pays fixed contributions to a separate entity and has no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period.

Contributions represent net costs and are recorded in the Statement of profit and loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some Fibria’s subsidiaries used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in Note 28(c).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit and loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

Fibria recognizes a liability and an expense for bonuses and profit-sharing in the Statement of profit and loss. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the Statement of profit or loss as “Benefit to employees”.

(d)                                Share-based compensation

(i)                                   Phantom Stock Options Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and officers are eligible for the plan.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The obligations are recorded as a provision for amounts payable to the CEO and executive officers, with a corresponding entry to the Statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

(ii)                               Stock Options Plan

The Company operates an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense, against to the capital reserve. The Company’s CEO, officers and general managers are eligible for the plan.

The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit and loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are disclosed in Note 29(ii).

2.21                       Contingent assets and contingent liabilities

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows:

(a)                                Contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and which the value is possible to be measured. Contingent assets with probable success are only disclosed in the notes to the financial statements.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.22                        Asset retirement obligations

These are primarily related to future costs for the decommissioning of industrial landfill cells, with the completion of the activities and decommissioning of assets linked to landfills. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in profit and loss.

2.23                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific criteria have been met for each of the Company sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit, payable, on average, in 12 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable on average in 24 days. Revenue is recognized as per the corresponding “Incoterm”.

(b)                            Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.24                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.25                       Non-current assets held for sale

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification, unless completion beyond one year is caused by events outside the Company’s control. Such circumstances include when at the date the Company commits to a plan to sell it has a reasonable expectation that other parties that are not the buyer (such as regulators or legal requirements) impose conditions that will extend the period to complete the sale beyond one year and both: (a) actions required to meets those

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

conditions cannot begin until a firm purchase commitment is obtained, and (b) a firm purchase commitment is highly probable within one year.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the Statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

2.26                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effectives for future periods, as from January 1, 2015. We have not early adopted these standards.

•                  IFRS 9 - Financial instruments - addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard becomes effective on January 1, 2018. The Company is currently assessing the impacts of adopting IFRS 9.

•                  IFRS 15 - Revenue - This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized. This standard will take effect in 2017 and replaces the IAS 11 - Construction contracts, IAS 18 - Revenue and corresponding interpretations. The Company is currently assessing the impacts of adopting IFRS 15.

•                  IAS 41 - Agriculture - This standard currently requires that biological assets related to agricultural activity are measured at fair value less costs to sell. IASB has determined that “bearer plants” should be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes. The unique future economic benefit of the “bearer plants” comes from the agricultural production that it generates. As example of the “bearer plants” are apple and oranges trees and vines, among others. When roots of plants are kept in the soil for a second crop or are harvested but the root is not sold, the root meets the definition of a “bearer plant”. This situation applies to forests harvested more than once during its management. This revision will take effect as from January 1, 2016. The Company is currently assessing the impacts of the adoption.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The following new interpretation was issued by the IASB and is effective for annual periods beginning after January 1, 2014:

•                  IFRIC 21 - Levies - provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies and for that reason the impact of the adoption of this new interpretation is not material.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

3                                        Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are described below.

(a)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has a history of recurring taxable income, which is usually compensated with tax loss deferred tax assets. The Company’s management believes, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets its probable for the next years.

As further disclosed in Note 15(e), in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, its realization no longer can be considered probable. Ultimate realization of deferred tax assets by such subsidiary depends on the level of taxable income that it will generate. As a result, the Company recognized a loss to reduce the deferred tax assets by R$ 263,297 in 2014.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due. We consider

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

appropriate the use of the discount rate that is based on returns offered by the Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan.

Further information, including a sensibility analyses, are disclosed in Note 28.

The liability for share-based compensation regarding to Phantom Stock Options plan is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial.

The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model.

Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. See Note 5 for the sensibility analyses of the derivative financial instruments and other financial instruments as at December 31, 2014.

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment, such as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets. See Note 18 for further details.

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follow:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(e)                                 Revenue recognition and allowance for doubtful accounts

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2014, the Company performed impairment tests and sensibility analyses over the main assumptions as detailed in Note 37.

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment. See Note 24 for further details.

(h)                                Goodwill impairment

The Company performs impairment tests at lease annually or more frequently, impairment tests when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable. See Note 2.16. The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates. See Note 37 for further details and sensibility analyses over main premises used on the impairment testing.

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which covers risk management activities, corporative governance, internal controls, internal audit, compliance and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthening the Company’s governance. This area reports directly to the CEO and its activities are monitored by the Statutory Audit Committee, an advisory body of the Board of Directors.

In 2010, an Enterprise Risk Management (ERM) program was implemented to perform analysis, treatment and monitoring of risks. For those risks defined as a priority (those with high level of potential

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

impacts and high probability of occurrence) different work streams have been implemented by the Company, as definition of action plans and Key Risk Indicators (KRIs) have been developed.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown risks, with great complexity and/or high risk. Details regarding the policies of market risk management, credit risk and liquidity risk are presented in the items 4.2.1(a), 4.2.1(b) and 4.2.1(c), respectively.

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessments include social and environmental, labor and tax risks assessments. The monitoring process includes communication and reporting of issues to senior management.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management. The activity made by the Controls and Compliance Management, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects. The Company monitors these risk events to identify and anticipate potential risk events that we are exposed.

4.1                              Social and environmental risks

(a)                                Risks associated with climate changes

Our activities expose us to climate changes, which can affect the equilibrium of the ecosystems, the productivity of the forest and the availability of the necessary volume of water and energy for the factories.

Fibria adopts a cautionary approach in managing and operating its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Environmental risks

(i)            Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality and might be the effect of the Company’s forest management. Use of water by the factories is governed by the environmental legislation of each location and the licensing requirements of each plant. Each of our facilities operates under proper and valid licenses.

(ii)           Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)          Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iv)          Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to support the communities with different economic, social and cultural backgrounds, which are affected positively or negatively with varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on the intensity of the relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs and revenues.

Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee (an advisory of the Board of Directors) and has independence to report non-compliance with the policies, to measure and to assess market risks. The General Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On December 12, 2013, the Company’s Board of Directors approved the revision of the Market Risk Management Policy, valid from January 1, 2014. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is in the view of management conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue of probable sales, the cash flow and fair value of principal and interest on debts. Indicators and an internal assessment tool were developed to measure those risks. One internal tool was developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. Dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2014	2013

Assets in foreign currency
Cash and cash equivalents (Note 9)	279,664	1,247,404
Marketable securities (Note 10)	61,352	98,153
Trade accounts receivable (Note 12)	496,493	375,711

	837,509	1,721,268

Liabilities in foreign currency
Loans and financing (Note 23)	6,280,545	7,281,177
Trade payables	72,263	98,996
Derivative financial instruments (Note 11 (a) and (e))	538,451	464,326

	6,891,259	7,844,499

Liability exposure	(6,053,750)	(6,123,231)

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company’s sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

(ii)                              Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, Fibria’s net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Fibria’s interest rate risk arises from its debt. Loans issued at variable rates expose Fibria to cash flow interest rate risk. Loans issued at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

with terms and amounts matching the corresponding hedge debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates.

Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions imposed by the approved policies.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no liquidity in the market to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are driven by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)                               Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all the relationships of Fibria.

Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian federal government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level - Brazil) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed any of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, most of which have more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is recorded in “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash needs outflow for the following 12 months plus debt service for a period of also 12 months.

Excess of cash is invested in instruments that generally have current availability and the approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivatives instruments are over-the-counter derivatives and do not require to post margin deposits as collateral.

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years
At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative financial instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

At December 31, 2013
Loans and financing	3,259,720	2,375,473	4,041,476	1,922,459
Derivative financial instruments	99,259	136,072	479,812	173,044
Trade and other payables	710,198	34,873	24,617	43,080

	4,069,177	2,546,418	4,545,905	2,138,583

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted Earnings before Interest Depreciation and Amortization (“Adjusted EBITDA”). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments. Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

that may result in the additional liquidity through the disposal of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed to at the end of the year. The following tables present the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant gain or losses to the Company.

Sensitivity analysis - changes in foreign currency

The Company’s significant risk factor, considering the period of three months for the evaluation is its U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2014.

The probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.6562). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US Dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%) -	Remote (50%) -

Derivative financial instruments	876,808	2,258,680
Loans and financing	1,452,161	2,904,322
Marketable securities	60,494	120,987

Sensitivity analysis - changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2014. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	355	625
Currency basket	1,301	2,603
TJLP	1,331	2,649
Interbank Deposit Certificate (CDI)	1,372	2,713

Derivative financial instruments
LIBOR	15,760	31,368
TJLP	3,793	7,458
Interbank Deposit Certificate (CDI)	29,199	56,318

Marketable securities (a)
Interbank Deposit Certificate (CDI)	3,225	6,171

(a)   Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The Company has only Brazilian federal government securities classified as Level 1, recognized as marketable securities.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of assets and liabilities that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an asset or liability are observable, the asset or liability is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the asset or liability is included in Level 3.

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

•             quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on inflation rate (such as embedded derivative contained in contracts accounted for as capital leases, as described in Note 1 (e)), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

The table below presents the assets and liabilities measured by the fair value as at:

	2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 17)			11,791	11,791
Marketable securities (Note 10)	193,131	489,688		682,819

Available for sale financial assets
Other investments - fair value method (Note 17)			67,733	67,733

Biological asset (Note 18) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		608,356		608,356

Total liabilities		608,356		608,356

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2013
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		93,554		93,554
Warrant to acquire Ensyn’s shares (Note 17)			7,098	7,098
Marketable securities (Note 10)	589,605	478,577		1,068,182

Available for sale financial assets
Other investments - fair value method (Note 17)			39,824	39,824

Biological asset (Note 18) (*)			3,423,434	3,423,434

Total assets	589,605	572,131	3,470,356	4,632,092

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		557,880		557,880

Total liabilities		557,880		557,880

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2014	2013

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		292,188	428,329
Bonds - Fibria Overseas		1,598,708	3,372,843
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	3,824,319	2,888,240
Export credits (ACC/ACE)	DDI	260,345	455,141
Export credits (Finnvera)	LIBOR USD		234,809
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,072,412	1,304,644
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	77,980
Currency basket	Brazilian interbank rate (DI 1)	400,233	297,964
FINEP	Brazilian interbank rate (DI 1)	2,675	1,970
FINAME	Brazilian interbank rate (DI 1)	9,457	13,643
NCE in Reais	Brazilian interbank rate (DI 1)	707,872	938,248
Midwest Fund	Brazilian interbank rate (DI 1)	32,304	42,902

		8,278,493	9,978,733

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

Derivative financial instruments (including embedded derivative) are recorded at fair value as detailed in Note 11. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2014 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	11.79	1M	0.18	1M	15.72
6M	12.61	6M	0.28	6M	4.41
1Y	12.96	1Y	0.44	1Y	3.61
2Y	12.90	2Y	0.90	2Y	3.45
3Y	12.75	3Y	1.31	3Y	3.50
5Y	12.44	5Y	1.81	5Y	3.83
10Y	12.11	10Y	2.35	10Y	4.40

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	2014	2013

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	461,067	1,271,752
Trade accounts receivable (Note 12)	538,424	382,087
Accounts receivable — land and building sold (Note 1(e))		902,584
Other	238,846	355,363

	1,238,337	2,901,786

At fair value through profit and loss
Derivative financial instruments (Note 11)	190,893	93,554
Marketable securities (Note 10)	682,819	1,068,182
Warrant to acquire Ensyn’s shares (Note 17)	11,791	7,098

	885,503	1,168,834

Held-to-maturity investments
Marketable securities (Note 10)	51,350	48,183

Available for sale financial assets
Other investments - fair value method (Note 17)	67,733	39,824

Liabilities
At amortized cost
Loans and financing (Note 23)	8,326,519	9,773,097
Trade and other payables	925,320	905,469

	9,251,839	10,678,566

At fair value through profit and loss
Derivative financial instruments (Note 11)	608,356	557,880

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable  securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poor’s) in accordance with the internal policy of market risk management:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	18,031	18,965
S&P - A	84,131	84,576
S&P - BBB+	26,975	10,174
S&P - BBB	2,508	6,006
S&P - BBB-	5,707
S&P - BB+	28,365
S&P - BB	8,366	586
S&P - BB-	8,476
S&P - B+	21,271

Counterparties without external credit rating
A - Low risk	120,079	101,399
B - Average risk	187,027	117,151
C - Average to high risk	27,488	43,230
D - High risk	8,798	12,158

Total trade accounts receivable (Note 12)	547, 222	394,245

Cash and cash equivalents and marketable securities
brAAA	1,029,165	2,140,746
brAA+	5,335	12
brAA	42,640	170,824
brAA- (ii)		10,145
A- (ii)	2	27,449
BBB (ii)	31,370
BBB- (iii)	56,680
Other (i)	30,044	38,941

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	1,195,236	2,388,117

Assets - derivative financial instruments
brAAA	58,506	87,145
brAA+
Others	11,399	6,409

	69,905	93,554

(i)            Includes counterparties without external credit rating from any of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, advisory of the Board of Directors.

(iii)      Collateral account with Union Bank as guarantee for PPE contracts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterparty	risk analysis	agency

Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch
Banco Bradesco S.A.	AAA.br	Fitch
Banco BTG Pactual S.A.	AA.br	Fitch
Banco Credit Agricole Brasil S.A.	AAA.br	Fitch
Banco Daycoval S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Fitch
Banco Itaú BBA S.A.	AAA.br	Fitch
Banco Mizuho do Brasil S.A.	A	S&P
Banco Safra S.A.	AAA.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
Bank of America Brasil	AAA.br	Fitch
Bank of America Corp	BBB	Moody’s
Bank of Austria	BBB	Moody’s
Banco BNP Paribas Brasil S.A.	AAA.br	S&P
Caixa Econômica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Credit Suisse AG	A-	S&P
Deutsche Bank S.A.- Banco Alemão	AAA.br	Fitch
Goldman Sachs Group Inc.	BBB+	Moody’s
HSBC Brasil S.A.	AAA.br	Moody’s
JPMorgan Chase Bank NA	A+	Fitch
Morgan Stanley & CO	BBB	Moody’s
Standard Chartered PLC	A	Moody’s

The internal risk rating regarding customers is as follows:

•             A - Low risk - customer with highly solid financial position, with no market restrictions and with no historical default experience, with a long time of relationship, or covered by credit insurance.

•             B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

•             C - Average to high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•             D - High risk - customer with weak financial position, with moderate through high market restrictions and negative default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average yield - %	2014	2013

Cash and banks		122,515	63,767
Fixed-term deposits
Local currency	101.26% of CDI	157,883	878
Foreign currency	0.09	180,669	1,207,107

Cash and cash equivalents		461,067	1,271,752

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	2014	2013

Brazilian federal government bonds
LFT	4
LTN Over	26

Brazilian federal government securities, including under reverse repurchase agreements
LFT	48,056	52,151
LTN-Over	77,026	47,645
NTN-F		489,809
NTN-B(*)	51,350	48,183
LTN	68,019

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	399,030	241,084
CDB	29,306	138,340
RDB - fixed interest rate		1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	61,352	98,153

Marketable securities	734,169	1,116,365

Current	682,819	1,068,182

Non-Current	51,350	48,183

(*)    These Notes, issued by the Brazilian federal government, are classified as held-to-maturity investments, they bear an average interest rate of 5.97% p.a. plus the average inflation for the period (IPCA) and a have a maturity date of August 15, 2020.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and bear interest based on the Interbank Deposit Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2014 was 101.33% of the CDI (102.56% of the CDI as at December 31, 2013). Securities in foreign currency correspond to Time deposits with maturity until 90 days and average yield of 0.93% p.a.

11                                 Derivative financial instruments

The following tables presents the Company’s derivative instruments, segregated by type, presenting both asset and liability position of swap contracts, by hedge strategy adopted, and the maturity schedule based on contractual terms.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	2014	2013	2014	2013

Operational hedge
Cash flow hedges of exports
NDF (US$)
Zero cost dollar	1,465,000	1,122,000	(19,443)	(12,451)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	538,207	540,309	3,353	15,332

Hedges of foreign currency
Swap DI x US$ (US$)	405,269	422,946	(215,654)	(149,807)
Swap TJLP x US$ (US$)	180,771	275,712	(196,818)	(225,340)
Swap Pre x US$ (US$)	191,800	273,472	(109,889)	(92,060)

			(538,451)	(464,326)

Classified
In current assets			27,885	22,537
In non-current assets			42,020	71,017
In current liabilities			(185,872)	(106,793)
In non-current liabilities			(422,484)	(451,087)

Total, net			(538,451)	(464,326)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2014	2013	2014	2013

Swap contracts
Asset
USD LIBOR (LIBOR to fixed)	538,207	540,309	1,352,345	1,266,940
BRL fixed rate (BRL to USD)	788,208	822,168	1,082,215	1,036,022
BRL TJLP (BRL to USD)	293,676	447,925	279,328	425,413
BRL Pre (BRL to USD)	395,697	559,353	323,898	450,066
Liability
USD fixed rate (LIBOR to fixed)	538,207	540,309	(1,348,992)	(1,251,608)
USD fixed rate (BRL to USD)	405,269	422,946	(1,297,868)	(1,185,829)
USD fixed rate (BRL TJLP to USD)	180,771	275,712	(476,146)	(650,753)
USD fixed rate (BRL to USD)	191,800	273,472	(433,788)	(542,126)

Total of swap contracts			(519,008)	(451,875)

Options
Cash flow hedge — zero cost collar	1,465,000	1,122,000	(19,443)	(12,451)

			(538,451)	(464,326)

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value		Value (paid) or received
Type of derivative	2014	2013	2014	2013

Operational hedges
Cash flow hedges of exports	(19,443)	(12,451)	(13)	(14,554)
Hedges of debts
Hedges of interest rates	3,353	15,332	(5,445)	(10,767)
Hedges of foreign currency	(522,361)	(467,207)	(47,641)	1,256

	(538,451)	(464,326)	(53,099)	(24,065)

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The following table presents the fair values by year of maturity:

	2014	2013

2014		(84,257)
2015	(158,095)	(103,940)
2016	(99,947)	(72,051)
2017	(134,814)	(98,935)
2018	(87,208)	(58,584)
2019	(35,401)	(27,897)
2020	(22,986)	(18,662)

	(538,451)	(464,326)

Additionally, we present a table breaking down the notional and fair value by counterparty:

	2014		2013
	Notional – in U.S. Dollars	Fair value	Notional – in U.S. Dollars	Fair value

Banco Itaú BBA S.A.	603,906	(67,675)	371,800	(44,568)
Deutsche Bank S.A.	253,450	12	342,450	247
Banco CreditAgricole Brasil S.A.	68,623	(10,085)	245,457	(8,473)
Banco Citibank S.A.	45,671	(48,612)	234,732	(65,783)
Bank of America Merrill Lynch	300,000	(1,385)	229,657	1,120
Banco Santander Brasil S.A.	196,987	(95,818)	211,958	(143,371)
Banco Safra S.A.	198,598	(132,726)	209,559	(102,127)
Banco BNP Paribas Brasil S.A.	210,000	(1,741)	207,000	(3,336)
HSBC Bank Brasil S.A.	160,446	(40,675)	190,810	(41,271)
Banco Bradesco S.A.	182,229	(126,785)	141,618	(45,960)
Banco J. P. Morgan S.A.	467,857	(3,446)	125,000	274
Goldman Sachs do Brasil	65,000	(1,007)	64,650	(1,073)
Banco Votorantim S.A.	13,280	(8,237)	27,966	(9,668)
Banco Mizuho do Brasil S.A.			20,000	(195)
Morgan Stanley & CO.	15,000	(271)	11,782	(142)

	2,781,047	(538,451)	2,634,439	(464,326)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2014 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Find below the description of the types of contracts and risks being hedged.

(i)                                   LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus U.S. Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                           TJLP versus U.S. Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the U.S. Dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in U.S. Dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                            Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase U.S. Dollars and a written option (call) to sell U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(v)                                Pre swap versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(e)                                 Embedded derivative in forestry partnership and standing timber supply agreements

As described in Note 1(e), the Forestry Partnership and Standing Timber Supply Agreements signed on December 30, 2013 determine that the price of the wood volume to be purchased by Fibria from the Counterparty, be denominated in U.S. Dollars per m3 of standing timber readjusted according to the US-CPI index. The US-CPI index is not closely related to inflation of the economic environment where the land is located.

The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements. Considering that the price of the lease is contingent (determined as 40% of the volume of timber that is actually harvested in each harvesting cycle, multiplied by the purchase price of standing timber per m3, as established in the agreement), the Company has considered as the notional value of the embedded derivative, the maximum possible payment amount contractually agreed (the “cap”). The notional value of the derivative is reduced as the payments are made by the Company every quarter. Since it is an embedded derivative, there were no disbursements or receivables relating to the derivative, and the disbursements will only be related to the corresponding standing timber supply pursuant to the contractual terms.

The fair value adjustment of the embedded derivative in 2014 was a gain of R$ 120,988 (December 31, 2013-the fair value was close to zero) as detailed below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	2014	2013	2014

Embedded derivative
Forestry partnership and standing timber supply agreements	902,267	935,684	120,988

			120,988

Classified
In current assets			1,688
In non-current assets			119,300

Total, net			120,988

The following table presents the change in the fair value of embedded derivative, in two adverse scenarios, that could generate significant losses to the Company.

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2014 . The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation/depreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	102,029	210,534

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2014	2013

Domestic customers	50,729	14,553
Intercompany		3,981
Export customers	496,493	375,711

	547,222	394,245

Allowance for doubtful accounts	(8,798)	(12,158)

	538,424	382,087

In 2014, we concluded factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,230,143 (R$ 1,331,898 at December 31, 2013), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2014	2013

Not past due
Up to two months	277,007	155,342
Two to six months	192,199	165,019

Past due
Up to two months	69,218	61,726

	538,424	382,087

At December 31, 2014, trade accounts receivable of R$ 69,218 (R$ 61,726 at December 31, 2013) were past due but not considered to be impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2014, trade accounts receivable of R$ 8,798 (R$ 12,158 at December 31, 2013) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2014	2013

At the beginning of the year	(12,158)	(61,955)
Reversal	3,360	1,950
Trade accounts receivable written off during the year as uncollectible, related to previous years		47,847

At the end of the year	(8,798)	(12,158)

(c)                                 Main customers

For the year ended December 31, 2014, the Company has three customers that represent 48% of the Company’s net revenue (50% in 2013, represented by three customers and 32% in 2012, represented by two customers).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2014	2013

Real	41,931	6,376
U.S. Dollar	488,445	367,475
Euro	8,048	8,236

	538,424	382,087

(e)                                 Guarantees in Compror operations

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed to the sales financing agents by Fibria at December 31, 2014 was R$ 28,005 (R$ 36,825 at December 31, 2013). Fair value of these guarantees is not significant considering the high credit quality of those selected customers, as well as no history of default.

(f)                                  Other assets

The decrease of the balance of non-current other assets is due mainly to credit rights made by the Company for account receivable related to IPI credit premium. The amount received by the Company was R$ 158,500.

13                                 Inventory

	2014	2013

Finished goods at plants/warehouses
Brazil	137,741	128,893
Abroad	515,522	587,032
Work in process	16,942	15,592
Raw materials	402,293	385,447
Supplies	161,758	140,873
Imports in transit	3,873	7,587
Advances to suppliers	664	306

	1,238,793	1,265,730

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2014	2013

Current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL) (i)	6,515	8,958
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	6,146
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	24,463	127,282
Federal tax credits (ii)	110,000
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	15,739	162,583
Provision for the impairment of ICMS credits		(97,771)

	162,863	201,052

Non-current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL) (i)	674,412	217,451
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	13,319	21,418
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	871,997	685,897
Federal tax credits (ii)	334,906
Credit related to Reintegra Program (a)	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	554,594	379,654
Provision for the impairment of ICMS credits	(734,154)	(560,537)

	1,752,101	743,883

(i)        The increase refers to the prepaid Income Tax (IRPJ) and Social Contribution (CSLL) in July 2014, due to the recognition of the credit related to IPI premium credit (BEFIEX Program), as described in Note 24(d).

(ii)     Refers to the tax credit recognized under “other operating expenses, net”, following the approval of the request  for the confirmation of right of offset of the IPI (BEFIEX Program) premium credit by Federal Tax authority (Receita Federal do Brasil), in June 2014, as detailed in Note 24(d) and to the tax credit of Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), as mentioned in Note 15(b).

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revises on a monthly basis the estimates for the realization of such credits and recognized an impairment: (i) for the full amount for the  Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partially for the Espírito Santo unit for approximately 80% of the total amount. When the partial provision was recorded management had already taken actions in order to recover these taxes, which are being recovered through the operations in the state.

Based on the budget approved by the Company’s management, the non-current tax credits are expected to be realized as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Amount	Percentage

In 2016	181,372	11
In 2017	171,352	10
In 2018	153,200	9
In 2019	175,258	11
As from 2020	961,719	59

	1,642,901	100

PIS and COFINS related to property, plant and equipment (*)	109,200

	1,752,101

(*)    These revenue tax credits were not included in the analysis above, since they will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2014	2013

At the beginning of the year	(658,308)	(579,103)
Provision for impairment	(75,846)	(79,205)

At the end of the year	(734,154)	(658,308)

The provision and reversal of the provision for impaired ICMS credits were recorded in the Statement of profit and loss under “Cost of sales”.

(a)                                Reintegra Special Tax Regime

Fibria benefited from Provisional Measure nº 651/2014 (enacted as Law 13.043/2014 on November 13,  2014), which established the Special Tax Refund Regime for Exporting Companies (known as Reintegra) to partially or fully refund the residual tax in the production chain of exported goods, effective October 1,  2014.

The credit refund is equivalent to 3% of the exportation revenue amount and will be provided in two forms: (i) compensation through tax credits, due or overdue, to the Federal tax authorities; or, (ii) compensation in cash over five years, computed from the closing of the quarter or the effective exportation date, which ever happens last.

During 2014, the Company recognized Reintegra credits of R$37,027, under “Cost of sales” in the Statement of profit and loss.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Starting in 2013, the Company began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. The Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter. In 2014, the 12,973 law replaced the Article 74 confirming that earnings of offshore subsidiaries are subject to the payment of income tax and social contribution in Brazil as they accrual.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax loss carryforwards and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxable/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of IFRS.

	2014	2013

Tax loss carryforwards (i)(ii)	192,647	172,519
Provision for contingencies (ii)	111,799	118,237
Sundry provisions (impairment, operational and other) (ii)	421,296	417,574
Results of derivative contracts - cash basis for tax purposes (ii)	141,938	157,871
Exchange losses (net) - cash basis for tax purposes (ii)	913,219	646,286
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	102,335	110,940
Actuarial gains on medical assistance plan (SEPACO) (ii)	6,609	4,131
Tax accelerated depreciation	(9,889)	(9,518)
Reforestation costs already deducted for tax purposes	(348,398)	(311,965)
Fair values of biological assets	(153,020)	(199,861)
Effects of business combination - acquisition of Aracruz	(3,165)	(13,972)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(447,293)	(357,835)
Other provisions	(3,770)	(2,187)

Total deferred taxes asset, net	924,308	732,220

Deferred taxes - asset (net by entity)	1,190,836	968,116

Deferred taxes - liability (net by entity)	266,528	235,896

(i)        The balance as at December 31, 2014 is presented net of R$ 263,297 (R$ 278,486 in 2013) related to the provision for impairment for foreign tax credits, as detailed in item (e) below.

(ii)     Total gross deferred tax assets at December 31, 2014 were R$ 1,889,843, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Amount	Percentage

In the next 12 months	255,061	14
In 2016	217,224	11
In 2017	192,205	10
In 2018	317,612	17
In 2019	345,468	18
Between 2020 to 2021	145,895	8
Between 2022 to 2023	42,308	2
After 2024	374,070	20

	1,889,843	100

Over the next 12 months, the Company expects to realize R$ 89,080 related to deferred tax liabilities.

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2014	2013

At the beginning of the year	(278,486)	(238,201)
Exchange gain/loss	15,189	(40,285)

At the end of the year	(263,297)	(278,486)

Changes in the net balance of deferred income tax are as follows:

	2014	2013

At the beginning of the year	732,220	651,683
Tax loss carryforwards	20,128	(176,491)
Temporary differences regarding provisions	(2,716)	69,120
Derivative financial instruments taxed on a cash basis	(15,933)	65,024
Amortization of goodwill	(98,063)	(91,697)
Reforestation costs	(36,804)	(10,460)
Exchange gains/losses taxed on a cash basis	266,933	175,461
Fair value of biological assets	46,841	39,233
Actuarial gains (losses) on medical assistance plan (SEPACO)(*)	2,478	(7,686)
Other	9,224	18,033

At the end of the year	924,308	732,220

(*) Deferred taxes related to the other comprehensive income.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	2014	2013	2012

Income (loss) before tax	21,890	(343,576)	(989,730)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(7,443)	116,816	336,508

Reconciliation to effective expense

Tax Amnesty and Refinancing Program - REFIS (Note 25(a))		(560,454)
Non-taxable equity in earnings (losses) of associates			(201)
Transaction costs - capital increase			(6,063)
Equity in losses of jointly-venture	(212)
Credit of Reintegra Program (Note 14(a))	12,589
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL) (i)	32,117
Taxes on earnings of foreign subsidiaries	(7,739)	(15,306)
Difference in tax rates of foreign subsidiaries		4,446	(91,963)
Foreign exchange effects on foreign subsidiaries (ii)	122,748	114,181	74,923
Other, mainly non-deductible provisions	(11,398)	(13,689)	(21,444)

Income tax and Social Contribution benefit (expense) benefit for the year (iii)	140,662	(354,006)	291,760

Effective rate - %	(642.6)	(103.0)	29.5

(i)        In May 2014, after the final judgment, we recognized a tax credit related to Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), overpaid by the Company in April 1990, which was judged as unconstitutional by the Supreme Federal Court (Supremo Tribunal Federal (“STF”)).

(ii)     Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

(iii) In 2014, the amount of R$ 140,662 includes R$ 186,942 related to deferred income tax and social contribution benefit.

In 2013, the amount of R$ 354,006 includes R$ (560,454) Refis related payments recorded in current income taxes and R$ (206,448) of current income tax expense for the year and R$ 265,600 related to deferred income tax and social contribution benefit.

In 2012, the amount of R$ 291,760 includes R$ (42,167) of current income taxes expense for the year and R$ 333,927 related to deferred income tax and social contribution benefit.

(c)                                 Transitional Tax System (RTT)

The Company adopted the provisions of the Transitional Tax Regime-RTT in Brazil for 2014 and 2013. The RTT permits the accounting effects of Law 11,638/07 and Law 11,941/09 (basis for the adoption of the IFRS) to be excluded from the taxable income by reconciling items in the Taxable Income Assessment Book (LALUR) and auxiliary records.

On May 13, 2014, the Law 12,973 repealed the RTT and regulated the taxation of earnings of offshore entities. The Law defines the adjustments which must be made in the tax registers and in the statutory books and the books and records to replace the RTT. The replacement of the RTT for the new provisions was optional for 2014 and is mandatory in 2015.

We concluded the analysis of the impacts from the respective Law in our financial statements and internal control environment. Considering that the result of this analysis did not present material tax

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

effects, we have decided to not anticipate the adoption of the rules regarding the new regulation in 2014.

(d)                                Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,096,307, representing a tax benefit for income tax and social contribution of R$ 372,744, to be recognized over the next 50 months.

(e)                                 Recoverability of tax loss carryforwards

As mentioned in Note 3(a), the subsidiary Fibria Trading International KFT, has tax loss carryforwards amounting to US$ 133,550 thousand, equivalent to R$ 354,736 as of December 31, 2014, for which realization is not probable as a result of the decision to transfer its current operations to Fibria International Trade GmbH. Management performed a recoverability analysis based on the estimated taxable income.

Consequently, in 2011 the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets comprising Hungarian Forint HUF 25,752 million (equivalent to R$ 263,297 as of December 31, 2014, and R$ 278,485 as of December 31, 2013). Such expense was charged to “Income tax and social contribution - Deferred” in the Statement of Profit and Loss.

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2014	2013

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(172)	(716)
BNDES	Financing	(1,756,133)	(1,796,757)

		(1,756,305)	(1,797,473)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood		3,815

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	20,719
Banco Votorantim S.A.	Financial investments and financial instruments	(8,237)	(9,668)
Votorantim Cimentos S.A.	Energy supplier		74
Votorantim Cimentos S.A.	Input supplier	(269)	(34)
Votorantim Siderurgia S.A.	Sales of waste		24
Sitrel Siderurgia Três Lagoas	Energy supplier		267
Votorantim Metais	Chemical products supplier		(241)
Votorantim Metais	Leasing of land	(773)	(788)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(39)	(37)

		(19,370)	(10,403)

Net		(1,736,935)	(1,804,061)

Presented in the following lines
In assets
Trade accounts receivable (Note 12)			3,981
Related parties - non-current		7,969	7,142
Other assets - current		20,719
In liabilities
Loans and financing (Note 23)		(1,756,133)	(1,796,757)
Derivative financial instruments (Note 11)		(8,237)	(9,668)
Suppliers		(1,253)	(8,759)

		(1,736,935)	(1,804,061)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	2014	2013	2012

Transactions with controlling shareholders
Votorantim Industrial S.A.		(13,009)	(10,682)	(10,776)
Banco Nacional de Desenvolvimento	Rendering of services
Econômico e Social (BNDES)		(181,658)	(165,774)	(156,339)
	Financing
		(194,667)	(176,456)	(167,115)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood	9,709	11,332	9,614

Transactions with Votorantim Group
companies
Votorantim Participações S.A.		1,259
VOTO III	Financing			7,994
Votener - Votorantim Comercializadora de Energia	Bond	101,565	(40,425)	(19,546)
Banco Votorantim S.A.	Energy supplier	1,431	(2,589)	16,372
Votorantim Cimentos S.A.	Investments and financial instruments	6,648	7,753	22
Votorantim Cimentos S.A.	Energy supplier	(1,310)	(503)	(396)
Votorantim Cimentos S.A.	Energy supplier	(2,095)
Votorantim Cimentos S.A.	Sale of land			31,362
Votorantim Siderurgia S.A.	Leasing of land		83	135
Sitrel Siderurgia Três Lagoas	Sale of waste	4,120	1,034
Votorantim Metais Ltda.	Energy supplier	(87)	(4,363)	(5,560)
Votorantim Metais Ltda.	Chemical products supplier	(9,072)	(9,164)	(9,709)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(548)	(441)	(394)
	Leasing of land
		102,001	(48,615)	20,280

(iii)                           Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, Personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 10,706 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

as well as the expansion and modernization of its plants (Note 23(e)).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Subsidiary

The Company has a contract to sell wood to Bahia Produtos de Madeira S.A., which matures in 2019, renewable for 15 years.

•            Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí, Aracruz and Três Lagoas. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount to be paid or received with the sale of energy can change based on the needs and consumption of energy by those plants. The total amount contracted is approximately R$ 700 for the services of energy commercialization to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In case of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 220 million of notional value for derivative instruments.

The Company, through its joint operation VOTO IV has an account receivable in the amount of US$ 3,000 thousand (then equivalent to R$ 7,969) with Votorantim Participações S.A., with maturity in July 2015.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 11,706 through January 6, 2015. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2014 and 2013, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2014	2013	2012

Short-term benefits to officers and directors	25,862	23,933	24,495
Termination of contract		1,587	2,839
Long-term benefits to officers and directors	16,611	6,384	3,887
Benefit program - Phantom Stock Options and Stock Options plans (Note 29)	7,934	5,425	471

	50,407	37,329	31,692

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program and Phantom Stock Options and Stock Options plans.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 1,354 for the year ended December 31, 2014 (R$ 1,286 for the year ended December 31, 2013 and R$ 917 for the year ended December 31, 2012).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities:

	2014	2013

Current liability
Payroll, profit sharing and related charges	20,883	8,080

Non-current liability
Other payables	13,665	12,827

Shareholders’ equity
Capital reserve	918

	35,466	20,907

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

17                                 Investments

	2014	2013

Investment in associate and joint-venture - equity method (i)	13,987	6,913
Provision for impairment of investments (i)	(13,629)	(6,913)
Other investments — at fair value (a)	79,524	46,922

	79,882	46,922

(i)                 On July 31, 2014, the Company acquired 100% of the capital of Weyerhaeuser Brasil Participações Ltda., for R$ 6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds, directly and indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment in these subsidiaries.

None of the subsidiaries or the joint-venture entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

(a)                                Other investments

In 2014, we signed with Ensyn Corporation an Amendment to the 2012 Share Purchase Agreement, for the purchase of an additional interest of 3% of Ensyn’s capital for US$ 10 million (equivalent then to R$ 25,967). This increased our interest to approximately 9% of Ensyn’s capital and also provides us certain rights which, if exercised, would allow us to subscribe an additional US$ 15 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have a significant influence over Ensyn, as such this investment has been recorded at fair value.

See below the changes in the investment for the year ended December 31, 2014 and 2013:

	2014	2013

At the beginning of the year	46,922	40,674

Acquisition of ownership	25,967
Fair value of the warrants, recognized in the profit and loss (*)	(361)	70
Foreign exchange gains of the warrants, recognized in the profit and loss	1,159	927
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	5,837	5,251

At the end of the year	79,524	46,922

(*)    The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI and any relevant change in the business plan of the investment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2014	2013

At the beginning of the year
Historical cost	2,730,510	2,451,612
Fair value - step up	692,924	873,992
	3,423,434	3,325,604

Additions	1,190,349	860,134
Harvests in the year
Historical cost	(749,986)	(580,192)
Fair value	(209,265)	(283,333)
Change in fair value - step up	51,755	102,265
Reversal of disposals (disposals)	1,817	(822)
Transfer (i)	(259)	(222)

At the end of the year	3,707,845	3,423,434
Historical cost	3,172,431	2,730,510
Fair value - step up	535,414	692,924

(i) Includes transfers between biological assets and inventory.

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

The projected cash flows is consistent with areas’ growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemical control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes and the discount rate used also considers the tax effects.

The following table presents the main inputs considered in estimating the fair value of biological assets:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Actual planted area (hectare)	459,487	446,544
Average annual growth (IMA) - m3/hectare	40	41
Net average sale price - R$/m3	62.78	56.53
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.65	6.26

The increase in the fair value of biological assets during the year ended December 31, 2014 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 51,755. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	2014	2013

Fair value of the renovation of forests in the year	(197,088)	(13,127)
Growing of plantation (IMA, area and age)	69,153	(88,738)
Variation of price and discount rate	179,690	204,130

	51,755	102,265

Fair values of biological assets as of December 31, 2014 and 2013 were estimated by management. The biological assets are classified within Level3 of the fair value hierarchical level.

The Company has no biological assets pledged as of December 31, 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

19           Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		342	14,310	(35,624)	347,837	2,696	329,561
Disposals	(31,202)	(3,641)	(97,443)	(148,966)		(13,608)	(294,860)
Depreciation		(121,831)	(676,386)			(15,123)	(813,340)
Disposals - Asset Light project (Note 1(e))	(544,126)	(52,402)					(596,528)
Transfers and others (*)	8,974	114,365	259,559		(371,169)	13,381	25,110

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504
Additions		18	6,325	(18,912)	360,348	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)		(11,306)	(126,841)
Depreciation		(128,368)	(657,191)			(12,081)	(797,640)
Transfers and others (*)	8,382	70,614	250,403	66	(335,495)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733

(*)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2014
Cost	1,200,512	2,683,585	13,256,939	1,745	215,882	168,474	17,527,137
Accumulated depreciation		(1,324,869)	(6,799,152)			(150,383)	(8,274,404)

Net	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733

At December 31, 2013
Cost	1,249,332	2,650,750	13,219,529	24,317	191,029	223,623	17,558,580
Accumulated depreciation		(1,224,158)	(6,316,812)			(193,106)	(7,734,076)

Net	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

The annual average depreciation rates for property plant and equipment as of December 31, 2014, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 38,709 in the Jacareí unit, R$ 34,924 of forest area, R$ 83,736 of Fibria - MS, R$ 37,413 in the Aracruz unit, R$ 9,323 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible debts. During the first six months of 2014, the rate applied was 3.62% p.a., and, in accordance with our internal policy, it was revised in July to 3.40% p.a. In 2013, the rate used was 3.61% p.a. in the first semester and 3.84% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were recorded in the Statement of Profit and Loss in “Cost of sales”, “Selling expenses” and “General and administrative expenses” (Note 33).

Property, plant and equipment given as collateral are disclosed in Note 23.

In 2013, the advances to suppliers disposals refers, substantially, to the Guaíba Project which was canceled.

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2014			2013
	amortization rate - %	Cost	Accumulated amortization	Net	Net

Goodwill - CGU Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	161,810	(135,107)	26,703	32,349
Intangible assets acquired in the business combination - Aracruz
Databases	10	456,000	(273,600)	182,400	228,000
Patents	15.9	129,000	(123,840)	5,160	25,800
Relationship with suppliers
Chemical products	6.3	165,000	(61,875)	103,125	113,438
Other		4,275	(10)	4,265	4,228

		5,146,535	(594,432)	4,552,103	4,634,265

(a)                                Roll forward of net book value

	2014	2013

At the beginning of the year	4,634,265	4,717,163
Additions	40	22
Amortization	(90,854)	(95,085)
Disposals	(20)
Transfers and others (*)	8,672	12,165

At the end of the year	4,552,103	4,634,265

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the CGU Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for harvesting trees and transporting timber as also for purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase option at the end of period of the leasing.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and its respective obligation is recognized under “Other payables”.

	2014			2013
		Accumulated
	Cost	depreciation	Net	Net

Forestry equipment	5,935	(5,927)	8	322
Oxygen and chemical facilities	88,990	(32,661)	56,329	62,009

	94,925	(38,588)	56,337	62,331

The following is a detail of the present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2015	11,608	12,851
2016 to 2020	34,674	64,264
After 2020	29,959	41,769

	76,241	118,884

There are no restrictions imposed by financial lease agreements.

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company is party to 20-year long-term contract for coastal freight services for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company is also a party to 25-year long-term contracts with STX Pan Ocean Co. Ltd. for sea freight services for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2014, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leasing	transport	transport

2015	90,542	57,785	99,529
2016 to 2017	177,741	115,570	199,058
2018 to 2020	251,582	173,356	298,587
After 2021	314,347	173,356	1,735,123

	834,212	520,067	2,332,297

(ii)                               Contingent payments

•             Forestry partnership agreements — as explained in Note 1(e), on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the Counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the Counterparty, there are no minimum future payments to be disclosed by the Company. During the years ended December 31, 2014 and 2013 the Company did not recognize any contingent payment with regards to this agreement.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

	2014	2013

At the beginning of the year	726,064	740,310
Advances made	116,717	134,035
Wood harvested	(83,366)	(111,214)
Transfers to forests	(64,244)	(37,067)

At the end of the year	695,171	726,064

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

23                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average annual interest	Current		Non-current		Total
Type/purpose	rate - %	2014	2013	2014	2013	2014	2013

In foreign currency
BNDES - currency basket	6.4	62,307	53,038	409,594	304,091	471,901	357,129
Export credits (Finnvera)			52,210		173,244		225,454
Bonds - US$	5.6	11,154	1,547,708	1,825,189	1,816,385	1,836,343	3,364,093
Export credits (prepayment)	2.8	190,707	457,523	3,518,474	2,425,260	3,709,181	2,882,783
Export credits (ACC/ACE)	0.6	263,120	451,718			263,120	451,718

		527,288	2,562,197	5,753,257	4,718,980	6,280,545	7,281,177

In Reais
BNDES - TJLP	8.3	320,838	346,593	870,720	1,093,035	1,191,558	1,439,628
BNDES — Fixed rate	4.3	16,654		76,020		92,674
FINAME	4.1	4,978	4,853	5,451	10,410	10,429	15,263
NCE	13.4	83,507	46,770	630,742	942,665	714,249	989,435
Midwest Region Fund (FCO and FINEP)	8.1	12,124	11,948	24,940	35,646	37,064	47,594

		438,101	410,164	1,607,873	2,081,756	2,045,974	2,491,920

		965,389	2,972,361	7,361,130	6,800,736	8,326,519	9,773,097

Interest		51,957	94,946	65,710	35,337	117,667	130,283
Short-term borrowing		262,739	195,700			262,739	195,700
Long-term borrowing		650,693	2,681,715	7,295,420	6,765,399	7,946,113	9,447,114

		965,389	2,972,361	7,361,130	6,800,736	8,326,519	9,773,097

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2014:

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	44,668	58,613	52,452	42,874	99,779	96,409	14,799			409,594
Bonds - US$					253,927				1,571,262	1,825,189
Export credits (prepayment)	256,198	477,999	815,233	1,493,783	475,261					3,518,474

	300,866	536,612	867,685	1,536,657	828,967	96,409	14,799		1,571,262	5,753,257

In Reais
BNDES - TJLP	171,589	156,281	112,538	84,783	142,884	150,136	43,772	8,737		870,720
BNDES - Fixed rate	20,001	20,001	19,066	13,290	3,662					76,020
FINAME	3,225	2,059	167							5,451
NCE	85,408	240,375	218,509	43,225	43,225					630,742
Midwest Region Fund (FCO e FINEP)	11,893	11,893	659	495						24,940

	292,116	430,609	350,939	141,793	189,771	150,136	43,772	8,737		1,607,873

	592,982	967,221	1,218,624	1,678,450	1,018,738	246,545	58,571	8,737	1,571,262	7,361,130

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	2014	2013

Real	2,045,974	2,491,920
U.S. Dollar	5,808,644	6,924,048
Currency basket	471,901	357,129

	8,326,519	9,773,097

Loans and financing are broken-down by interest rate:

	Interest rate
	2014	2013

CDI	714,249	989,435
TJLP	1,192,900	1,397,463
LIBOR	3,730,467	3,107,014
Currency basket	471,901	357,129
Fixed rate	2,217,002	3,922,056

	8,326,519	9,773,097

(d)                                Amortization of transaction costs

The table below presents the annual effects of the amortization of transaction costs on the effective interest rate method:

	2014
Description	2015	2016	2017	2018	2019	After 2020	Total

Bond - USD	3,127	3,127	3,127	3,127	3,127	8,148	23,783
Export credits (prepayment)	4,292	4,292	4,292	4,292	2,499	1,620	21,287

	7,419	7,419	7,419	7,419	5,626	9,766	45,070

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.39% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(e)                                 Roll forward

	2014	2013

At the beginning of year	9,773,097	10,767,955
Borrowings	4,382,345	1,279,414
Interest expense	475,780	575,877
Foreign exchange losses	690,271	927,278
Repayments - principal amount	(6,636,153)	(3,320,157)
Interest paid	(491,173)	(602,112)
Bond early redemption transaction costs	133,233	113,759
Addition of transaction costs	(36,736)
Other (*)	35,855	31,083

At the end of the year	8,326,519	9,773,097

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments, ACE and ACC)

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$ 500 million (equivalent then to R$ 1,370,150), of which US$ 129,750 thousand will mature through 2019 accruing an interest rate of 1.30% p.a. over the quarterly LIBOR, US$ 190.625 thousand will mature through 2019 accruing an interest rate of 1.40% p.a. over the quarterly LIBOR and US$ 179.625 thousand will mature through 2020 accruing an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to early redeem loans and financing with higher costs and less attractive maturities.

In December 2014, we entered into two export contracts (ACE) in the amount of US$ 70 million (equivalent then to R$ 182,490), with maturities on December 24, 2014 and January 14, 2015 accruing and fixed interest rate of 0.18% p.a. The contracts were settled at the corresponding maturities dates.

During 2014, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 135 million (equivalent then to R$ 316,277), with maturities between July 2014 and June 2015 and fixed interest rate between 0.87% and 0.98% p.a. As at December 31, 2014, the outstanding balance was US$ 61 million (equivalent to R$ 161,763).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of US$ 200 million (equivalent then to R$ 464,960), with quarterly interest payments of 1.75% p.a. plus quarterly LIBOR (which can be reduced to 1.55% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of US$ 100 million (equivalent then to R$ 232,480), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term.

In April 2013, the Company, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of US$ 100 million (equivalent to R$ 201,540), with maturity until 2018 and an initial interest rate of 1.63% p.a. over the quarterly LIBOR.

In February 2012, Veracel entered into an export prepayment contract, in the amount of US$ 33 million

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(equivalent then to R$ 56,694), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

In May 2011, the Company signed an export prepayment contract with 11 banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with an eight-year term.

In September 2010, the Company, through its subsidiary Fibria International Trade GMBH, signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 2011, the Company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond. In December, 2014, the Company prepaid the remaining balance in the amount of US$ 191 million (equivalent then to R$ 506,827), with funds from the new export prepayment contract released in the amount of US$ 500 million.

In September 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. On December 2014, the Company prepaid the remaining balance in the amount of US$ 250 million (equivalents then to R$ 662,150).

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$ 200 million, with no changes on the other conditions of the contract. In 2013, was paid on the maturity date the amount of US$ 43 million. In 2014, was paid on the maturity date the amount of US$ 32 million and the final maturity was renegotiate for August 2019. After this transactions, the principal outstanding balance of these contract is US$ 160 million (equivalent to R$ 425,596).

(ii)                               Loans - VOTO IV (Bonds)

In June 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly-controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 7.75%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million.

During 2013, the Company prepaid the total amount of US$ 42 million (equivalent to R$ 93,034). As a result of the early redemption, we recognized financial expenses amounting to R$ 13,496, of which R$ 12,341 related to the premiums paid on the repurchase transaction and R$ 1,155 relating to the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

proportional amortization of the transaction costs of the Bonds.

During 2014, the Company prepaid the total amount of US$ 61 million (equivalent to R$ 137,837). As a result of the early redemption, we recognized financial expenses amounting to R$ 33,169, of which R$ 30,137 related to the premiums paid on the repurchase transaction and R$ 3,032 relating to the proportional amortization of the transaction costs of the Bonds. Following this early redemption, the principal outstanding balance of these Bonds at December 31, 2014 is US$ 97 million (equivalent to R$ 257,266).

(iii)                           Loans - Bonds

Fibria 2024

In May 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., raised US$ 600 million (through the Bond “Fibria 2024” then equivalent to R$ 1,329,840), maturing in ten years, subject to fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the fund raised was used to the early redeemed of the Bond “Fibria 2021”.

Fibria 2021

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option starting 2016, accruing semi-annual interest at 6.75% p.a.

During 2013, Fibria prepaid and canceled, with own resources, the amount of US$ 189 million (equivalent to R$ 411,013). As a result of the early redemption, we recognized financial expenses amounting to R$ 34,647, of which R$ 30,959 related to the premiums paid on the repurchase transaction and R$ 3,688 to the proportional amortization of the transaction costs of the Bonds.

During 2014, Fibria prepaid and canceled, with own resources, 100% of the remaining balance in the amount of US$ 561 million (equivalent to R$ 1,290,229). As a result of the early redemption, we recognized financial expenses amounting to R$ 160,449, of which R$ 149,999 related to the premiums paid on the repurchase transaction and R$ 10,450 to the amortization of the transaction costs of the Bonds.

“Fibria 2020” and “Fibria 2019” bonds

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the “Fibria 2020” Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option starting 2015, accruing semi-annual interest at 7.50% p.a.

In July 2012, the Company made a tender offer to early redeem the “Fibria 2020” Bonds and as a result early redeemed, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the “Fibria 2020” Bond, with proceeds from the public offering of shares.  The early repurchase generated a charge of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

the premium offered to the bondholders for the early redemption and R$ 88,759 of transaction costs expensed upon repurchase.

During 2013, Fibria prepaid and canceled, with own resources, the amount of US$ 666 million (equivalent to R$ 1,347,142) of the “Fibria 2020” Bond, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$ 302,152, of which R$ 193,236 related to the premiums paid on the repurchase transaction and R$ 108,916 relating to the proportional amortization of the transaction costs of the Bonds.

During 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$ 690 million (equivalent to R$ 1,595,706) of the “Fibria 2020” Bond, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$ 299,768, of which R$ 179,809 related to the premiums paid on the repurchase transaction and R$ 119,959 relating to the proportional amortization of the transaction costs of the Bonds.

In October 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$ 63 million (equivalent to R$ 152,521) of “Fibria 2019”, with original maturity in October 2019 and fixed interest rate of 9.25% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 7,054 related to the premiums paid on the repurchase transaction.

(iv)                            BNDES

On December 31, 2014, including the existing contracts from 2005, the outstanding balance of the contracts signed with BNDES loans was R$ 1,756,133, of which R$ 1,191,558 subject to interest rate from TJLP, R$ 92,674 on a pre-fixed interest rate and, R$ 471,901 linked to a Currency basket.

On December 31, 2014, considering only the 50% of our partnership, Veracel had total principal amount outstanding of R$ 94,771, repayable from 2014 to 2021, with a portion subject to interest ranging from TJLP plus 1.8% to 3.3% p.a. and UMBNDES (an index based on a basket of currencies, substantially the U.S. Dollar) plus 1.8% p.a.

In 2014, Fibria entered into four contracts through the credit limit of R$ 1.7 billion defined in 2011, in the amounts of R$ 25,600 (industries investments financing), R$ 27,300 (IT projects financing), R$ 24,900 (acquisition of trucks) and R$ 5,500 (social projects). In 2013, the amounts related to these contracts were R$ 499.3 million (forestry projects financing), R$ 49.9 million (industries investments financing), R$ 30.7 million (IT projects financing) and R$ 167.8 million (reforest financing in areas of preservation). A total of R$ 282,600 was released in 2014 (R$ 267,427 in 2013).

On December 31, 2013, including the existing contracts since 2005, the outstanding balance of the contracts signed with BNDES was R$ 1.797 billion, being, R$ 1.440 billion subject to interest rate on the TJLP and, R$ 357 million to a Currency basket.

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the TJLP plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a., with maturity through July 2017. Regarding this financing agreement, 93% of this total amount had been released and we do not intend to draw down the remaining balance. UMBNDES is an index based on a basket of currencies, substantially the U.S. Dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a., with the final maturity to April 2015. Currently, 62% of this total amount has been released and we do not intend to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

draw down the remaining balance.

In November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which, 99% has already been released in December 31, 2013, bearing interest at the TJLP plus 0% e 2.9% p.a. for portion of the loan and UMBNDES plus 1.4% to 2.4% p.a. for the other portion, maturing from 2009 to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus zero to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

The Company has given the pulp plant located in Três Lagoas (MS) and in Jacareí (SP) as the main collateral for these financings.

(v)                                Export Credit Note (NCE)

In June 2013, the Company entered into an Export Credit Note (NCE) contract with Banco do Brasil, in the total amount of R$ 497,745, with final maturity in 2018 and interest rate of 105.85% of the CDI. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

In September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency.

In September 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in Reais to a fixed rate of 5.45% in U.S. Dollar. On June 2013, the Company prepaid the amount of R$ 205,924 (40% of the outstanding balance) of NCE with Safra Bank, had been obtained a reduction in the cost for the remaining balance from 100% of the CDI plus 1.85% p.a. to 100% of the CDI plus 0.85% p.a. and final maturity in 2018. On December 2014, the Company prepaid 100% of the remaining balance of these contract, in the amount of R$ 326,134.

(vi)                            Export credit (Finnvera)

In September 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

In February 2014, through Fibria-MS we made an early repayment, with available funds, in the amount of US$ 96 million (equivalent then to R$ 233,996). As a result of the early repayment, we recognized financial expenses amounting to R$ 3,540, related to the amortization of corresponding transaction costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(vii)                        Fund for the financing of the Brazilian Midwest Region (FCO)

In December 2009, the Company entered into a loan agreement for R$ 73,000 with Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(viii)                    Covenants

Certain of the Company’s financing agreements contain covenants establishing maximum levels of indebtedness and leverage, as well as minimum coverage of outstanding amounts.

Covenants

The Company’s debt financial covenants, are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.4.4)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2014.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

(ix)                            Loans and financing guarantees

At December 31, 2014, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 6,541,124 (December 31, 2013 - R$ 6,966,056), considered sufficient to cover the corresponding loans and financing amounts.

(x)                                Unused credit lines

In 2014, the Company obtained two revolving credit facilities in local currency with Banco Bradesco and Banco Itaú, in the total amounts of R$ 300 million and R$ 250 million, respectively, which are available for four years at an interest rate of 100% of the CDI plus 2.1% p.a. when fully used. During the unused period the Company will pay a commission in Reais of 0.35% p.a. and 0.33% p.a. quarterly and monthly, respectively. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

In March 2014, the Company, through Fibria International Trade GmbH obtained a revolving credit facility with 11 foreign banks in the amount of US$ 280 million available for four years, with interest

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

payable quarterly at quarterly LIBOR rate plus from 1.55% p.a. to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

In April 2013, the Company obtained a revolving credit facility with Banco Bradesco, in the amount of R$ 300,000 with availability for five years and an interest rate of 100% of the CDI plus 1.5% p.a., when fully used. During the unused period, the Company will pay a commission in Reais of 0.05% p.a. quarterly. The Company has not used this credit facility.

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with 11 foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR plus from 1.40% to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis. In March 2014, the Company canceled this credit line.

The total amount paid related to unused credit lines until December 31, 2014 was R$ 5,493.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	2014			2013
	Judicial			Judicial
	deposits	Provision	Net	deposits	Provision	Net

Nature of claims
Tax	88,858	100,604	11,746	86,921	102,906	15,985
Labor	52,304	174,179	121,875	55,250	152,442	97,192
Civil	16,400	27,361	10,961	9,503	25,164	15,661

	157,562	302,144	144,582	151,674	280,512	128,838

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2014, these claims amount to: tax R$ 5,470,144 (see item (b) below) and civil R$ 1,234,542.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	2014	2013

At the beginning of the year	280,512	282,827
Settlement	(7,280)	(18,489)
Reversal	(37,458)	(106,714)
New litigation	17,723	60,633
Accrual of financial charges	48,647	62,255

At the end of the year	302,144	280,512

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure for the Company.

(b)                                Comments regarding possible tax contingencies

Estimated Amount

Tax incentive - agency for the development (i)	110,596
IRPJ/CSL - partial approval (ii)	176,360
IRPJ/CSLL - Newark (iii)	237,410
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iv)	1,971,497
Income tax assessment - IRPJ/CSLL - Fibria Trading International (v)	302,993
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (vi)	288,940
Income tax assessment - IRPJ/CSLL - Fibria Overseas Holding (vii)	72,931
Other tax liabilities (a) (viii)	2,309,417

Total possible tax contingencies	5,470,144

(a)    Includes R$ 95,170 related to Veracel.

(i)        Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company, in December 2002, requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In January 2004, the Company was served Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

use the benefit previously granted is unfounded and will be cancelled.

Due to the termination of the benefit, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognised the Company’s right of usage the tax incentive until 2003.

Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods, the reason for being pending of decision.

(ii)     Income tax/CSLL - partial approval

The Company has requests for the compensation of 1997 tax losses, with Amounts owing the tax authorities. The authorities approved only R$ 83 million, which generated a debt of R$ 51 million (R$ 176,360 updated as at December 31, 2014). The Company timely appealed the rejection of the tax credits and obtained partially favorable decision.

(iii)  Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 237 million alleging that Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (a Fibria predecessor subsidiary) underpaid taxes in 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 127 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 110 million) is possible.

(iv)     Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment for the collection of income tax and social contribution of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The tax authorities allege the existence of a capital gain in February 2007, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets. On January 9, 2013, the Company filed an appeal.

On November 13, 2013 a decision was issued by the Regional Office of Judgment from Brasília — Federal District, in favor of the appeal filed by the Company. A judicial decision of the counter-appeal presented by the tax authorities is pending. Based on the review by the Company´s internal and external legal advisors, the probability of loss was classified as possible.

(v)    Tax assessment - IRPJ/CSLL - Fibria Trading International

In October 2013, the Company received a tax assessment with respect to our share of 2010 earnings of Fibria Trading International which we recognized on the equity method. We obtained a favorable decision in the first administrative level, subject to appeal.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the earnings of Fibria Trading International, related to 2010, which was recognized by Fibria’s former subsidiary Normus

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(incorporated by the Company on June 2013) based on the equity method. Therefore, this tax assessment issued by the Brazilian Federal Revenue Service did not reflect the accumulated losses in previous years. For that reason, on July 2014 we presented appeal.

(vii) Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

In October 2014, the Company received a tax assessment notice with respect to the earnings of Fibria Overseas Holding, related to 2009, which was recognized by Fibria’s former subsidiary Normus (incorporated by the Company on June 2013) based on the equity method. As the Company had losses in 2009, the tax assessment did not consider the accumulated losses and also that the period considered in this tax assessment was included by us in the Tax Refinancing Program (REFIS), issued by the Law 12,865/2013. For that reason, in November 2014, we presented appeal.

(viii) Others tax liabilities with probability of loss classified as possible

Fibria has more than 600 legal cases for individual amounts of less than R$ 100 million. The amount involved in all of these legal cases is R$ 2,309,417. The average value of each case is R$ 3.8 million.

(c)                                Comments on labor/civil proceedings

The Company is a party to approximately 5,612 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,176 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)                                   Comments on civil proceeding case

In June 2012, a Public Civil Action was filed by the Federal Public Ministry to prohibit the Company´s trucks from using federal highways above weight restrictions and alleged damage to federal highways, the environment and economic order. The updated amount of R$ 1,042,376 as at December 31, 2014, was given by the Federal Public Ministry for the proceeding. The Company successfully appealed against the decision and also filed appeal for the others matters of the Action. The proceeding is in its initial stage.

(d)                                Comments on tax cases

(i)                                    BEFIEX Program asset

In March 2014, we filed a request for an IPI premium credit, related to the final favorable court decision obtained by us in October 2013, for tax incentives on exports (BEFIEX) in the period between December of 1993 and May of 1997.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid for the acquisition of raw materials. Numerous legal disputes have arisen with respect to the date of termination of the benefit.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

On June 2, 2014, we obtained from the Federal tax authority approval to use an IPI premium credit, in the amount of R$ 860,764 (R$ 568,104, net of income taxes), arising from the exports during the term of the BEFIEX Program.

The credit was recorded by us as an asset under “Other assets” and as a credit in the Statement of profit or loss under “Other operating income, and will be used to offset future payments of federal taxes.

(e)                                 Remaining judicial deposits

The Company has judicial escrow deposits at December 31, 2014 the amount of R$ 135,640 (R$ 106,060 in December 31, 2013) for cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$ 41,084 of the credit balance of REFIS (Note 25).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

(a)                                Law 12,865/13 and Provisional Measure 627/13 — Foreign earnings

In 2013, the Tax Amnesty and Refinancing Program (REFIS) was established, arising from tax assessments over earnings of Brazilian controlled or associated entities offshore companies.

On November 25, 2013elected to join the program including its tax assessments received by its former subsidiary Normus, (Note 24 (b)(i)), discounted 30% of the principal upon use of credits from tax losses, and thereby reducing  of fines,  interest and legal charges.

The REFIS program required that the Company settle R$ 560,453, of which R$ 392,317 was through cash disbursements made on November 27, 2013 and R$ 168,136 by way of available income tax carryforward losses.

(b)                                Law 11,941/09

In November 2009, the Company elected to join a REFIS program and on June 28, 2011, agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding debt (after the reductions established by the program) and hence the remaining balance was in favor of the Company.  At December 31, 2014 the balance is R$ 41,084, and it is presented within non-current assets under “Judicial deposits”.

26                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of nearly ten years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimums agreed under the agreements, and for

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

that reason there is no liability accounted for at December 31, 2014. The contractual obligations assumed at December 31, 2014 correspond to R$ 202,361 per year (R$ 228,057 at December 31, 2013).

27                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and the conditions of payment.

At December 31, 2014 and 2013, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

The share issuance costs in the amount of R$ 11,771 refers to the capital increase occurred in 2012.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

2014

Net income attributable to the shareholders of the Company	155,584
(-) Legal reserve (5%)	(7,779)

Calculation basis	147,805

Minimum mandatory dividends (25%)	36,951

No dividends were declared for the year ended December 31, 2013 as the Company generated losses.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, modernization and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

As at December 31, 2014, the Company holds in treasury 342,824 common shares with a unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

(e)                                 Other reserves

The amount of R$ 1,613,312 as at December 31, 2014 (R$ 1,614,270 as at December 31, 2013) refers, mainly, to the effects of the fair value valuation of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the date of the business combination occurred in 2009.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(f)                                  Share-based payments

Share options are granted to Company’s CEO, Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the CEO, the Executive Officers and General Managers completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 29(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2014
01/01/2014	31/12/2016	27.90	1,232

			1,232

28                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2014 was R$ 69,573 (December 31, 2013 - R$ 55,742 and December 31, 2012 - R$ 56,402).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2014 amounted to R$ 9,288 (R$ 8,829 as of December 31, 2013 and R$ 8,519 as of December 31, 2012).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2014 was R$ 7,567 (R$ 4,065 as of December 31, 2013 and R$ 4,647 as of December 31, 2012).

The actuarial methods are based on economic and biometric assumptions, as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Actuarial assumptions
	2014	2013

Discount rate - %	6.00	6.25
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.0	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.2%
Trend rate of medical costs - %	0.50%	Increase of 6.5%	Decrease of 5.9%
Mortality	1 year	Increase of 4.3%	Decrease of 4.2%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2014	2013

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	76,579	93,934
Cost of current service from:
Interest on actuarial obligations	12,697	7,750
Benefits paid	(3,945)	(3,684)
Actuarial (gain) losses in the “Other comprehensive income”	7,288	(21,421)
Disposals	(1,185)

Present value of actuarial obligations at end of the year	91,434	76,579

(d)                                Employee benefits expenses

	2014	2013	2012

Payroll, profit sharing and related charges	589,472	501,453	497,327
FGTS and other rescission indemnifications	35,886	37,972	36,572
INSS	14,985	17,888	82,701
Others	29,105	24,801	13,717

	669,448	582,114	630,317

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

29                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the Officers are eligible for the plan.

At the time of each award, the participants under the plan will receive a quantity of PSO, to be defined based on a target reward and on the expectation of an increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

The Programs awarded up to December 31, 2014 are presented below:

Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	12/26/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	10/27/ 2011	12/31/ 2016	17,889	27.55
2010	08/26/ 2010	08/28/ 2013	12/31/ 2017	37,997	27.55
2011	01/02/ 2012	01/02/ 2014	12/31/ 2018	67,656	28.31
2012	01/02/ 2012	01/02/ 2015	12/31/ 2019	278,724	14.09
2013	01/02/ 2013	01/02/ 2016	12/31/ 2020	241,032	20.37

Assumptions and calculation of fair value of options granted

The pricing of options was based on the Binominal Trinomial Trees (BTT) model, due to its easy implementation, validation and consideration of the specific terms of the program. This BTT model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

The following economic assumptions were used at December 31 of each year:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Annualized volatility of share price - % (i)	3.69	3.35
Risk free return rate - % (ii)	11.57 to 13.02	9.77 to 13.22
Average price of shares (average of three prior months)	27.17	27.90
Options exercise price	19.55	19.55
Weighted-average term of vesting of option (months)	4.37	13.69
Weighted-average term of life of option (months)	59.74	71.91
Fair value of option resulting from the model (average)	3.95	5.19

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2014 the fair value of the options as of December 31, 2014 was R$ 7,016 (R$ 5,425 as of December 31, 2013).

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

	2014		2013
	Number of SPO	Weighted average price for exercise of options - Reais	Number of SPO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	679,075	19.55	607,399	21.57
Granted during the year			241,032	20.37
Forfeited			(169,356)	27.94

Outstanding at the end of the year	679,075	19.55	679,075	19.55

Exercisable options at the end of the year	597,782	19.45	424,491	20.44

For the year ended December 31, 2014 compensation expense of R$ 7,016 was recorded in “General and administrative expenses” and the corresponding provision in “Other payables” (R$ 5,425 as at December 31, 2013).

(ii)                               Stock Options

In 2014, the Board of Directors approved another Long-term Incentive Program, which consists of a plan to grant Options to purchase Shares, effective as from January 1, 2014, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares. The Company’s CEO, Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The Stock Option plan can only be exercised after a vesting period of three years, as from the grant date established in the contracts, and the maximum period for the exercise of the option is six years since granted.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions
Grant					Expectations		Free
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	interest rate risk	Term maturity

2014	01/01/2014	349,091	27.90	10.59	—	36.27%	12.26% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Average exercise price per share option	Options

At the beginning of the year Granted	27.90	349,091

At the end of the year	27.90	349,091

In 2014, compensation expense with the options to purchase shares of R$ 1,232 was recorded in “General and administrative expenses” and the corresponding provision in “Capital reserve”.

30                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligation. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in profit and loss.

In 2014, we recognized financial expenses in the amount of R$ 1,369 regarding the present value adjustments of the provision for asset retirement.

The balance of the provision for asset retirement obligations as of December 31, 2014 amounted to R$ 12,946 and it is included in non-current “Other payables” (R$ 14,315 as of December 31, 2013).

31                                 Revenue

(a)                               Reconciliation

	2014	2013	2012

Gross amount	8,762,454	8,053,038	7,208,452
Sales taxes	(152,719)	(130,175)	(138,820)
Discounts and returns (*)	(1,526,132)	(1,005,457)	(895,259)

Net revenues	7,083,603	6,917,406	(6,174,373)

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	2014	2013	2012

Revenue
Domestic market	590,773	503,649	508,533
Export market	6,412,432	6,341,772	5,597,725
Services	80,398	71,985	68,115

	7,083,603	6,917,406	6,174,373

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Information by geographic areas

The geographic areas are determined based on the customer location. The Company’s revenue classified by geographic areas is described below:

	2014	2013	2012

Europe	2,935,260	2,679,705	2,539,214
North America	1,706,428	1,930,893	1,581,021
Asia	1,768,974	1,708,368	1,454,963
Brazil and others	672,941	598,440	599,175

	7,083,603	6,917,406	6,174,373

32                                 Financial results

	2014	2013	2012

Financial expenses
Interest on loans and financing	(475,780)	(575,877)	(681,839)
Loan commissions	(23,955)	(22,118)	(72,840)
Financial charges upon partial repurchase of Bond	(498,583)	(350,295)	(150,917)
Others	(42,279)	(68,236)	(38,848)

	(1,040,597)	(1,016,526)	(944,405)

Financial income
Financial investment earnings	91,299	96,942	151,728
Others	42,651	13,781	15,918

	133,950	110,723	167,646

Gains (losses) on derivative financial instruments
Gain	379,965	376,750	438,896
Losses	(386,201)	(592,063)	(623,361)

	(6,236)	(215,313)	(184,465)

Foreign exchange and losses
Loans and financing	(690,271)	(910,316)	(803,641)
Other assets and liabilities (*)	(31,571)	(22,591)	68,640

	(721,842)	(932,907)	(735,001)

Net financial result	(1,634,725)	(2,054,023)	(1,696,225)

(*)    Includes the effect of foreign exchange gains/losses on cash and cash equivalents, trade accounts receivable, trade payables and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

33                                 Expenses by nature

	2014	2013	2012

Cost of sales
Depreciation, depletion and amortization	(1,848,202)	(1,833,548)	(1,811,974)
Freight	(810,061)	(774,851)	(691,994)
Labor expenses	(460,741)	(412,624)	(442,459)
Variable costs	(2,426,533)	(2,361,665)	(2,290,831)

	(5,545,537)	(5,382,688)	(5,237,258)

Selling expenses
Labor expenses	(25,372)	(19,881)	(17,541)
Selling expenses (*)	(313,741)	(299,979)	(260,326)
Operational leasing	(2,165)	(1,758)	(1,310)
Depreciation and amortization charges	(8,481)	(6,957)	(12,609)
Other expenses	(15,455)	(18,963)	(6,265)

	(365,214)	(347,538)	(298,052)

General and administrative and directors’ compensation expenses
Labor expenses	(113,762)	(122,223)	(113,915)
Third-party services (consulting, legal and others)	(107,470)	(111,480)	(103,149)
Depreciation and amortization charges	(17,311)	(22,656)	(23,725)
Donations and sponsorship	(7,978)	(5,690)	(9,402)
Taxes and contributions	(6,608)	(5,851)	(4,628)
Operating leases and insurance	(9,245)	(9,198)	(8,657)
Other expenses	(23,248)	(23,033)	(22,526)

	(285,622)	(300,131)	(286,002)

Other operating expenses, net
Program of variable compensation to employees	(69,573)	(55,742)	(56,402)
Capital gain on land and buildings sold - Asset Light (Note 1(e))		799,040
Tax credits	852,291	107,459	93,152
Loss (gain) on disposal of property, plant and equipment	(68,297)	(220,936)	64,419
Change in fair value of biological assets (Note 18)	51,755	102,265	297,686
Reversal of provision for contingencies	14,230	116,042
Others	(10,399)	(24,730)	(44,829)

	770,007	823,398	354,026

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 5.5 million. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 66,750 on December 31, 2014. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until July 31, 2015, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered to be adequate by management.

35                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	2014	2013	2012

Numerator
Net income (loss) attributable to the shareholders of the Company	155,584	(706,422)	(704,706)

Denominator
Weighted average number of common shares outstanding	553,591,822	553,591,822	524,925,157

Basic earnings (loss) per share (in Reais)	0.28	(1.28)	(1.34)

The weighted average number of shares in the periods is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2014 and 2013, without considering the 342,824 treasury shares of shares in the year ended December 31, 2014 and 2013. During the year 2014 and 2013 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2014

Numerator
Net income attributable to the shareholders of the Company	155,584

Denominator
Weighted average number of common shares outstanding	553,591,822
Dilution effect
Stock options	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	553,940,913

Diluted earnings per share (in Reais)	0.28

There was no dilutive effect in 2013 and 2012.

36                                 Non-current assets held for sale

The Losango project assets have been classified as held for sale since June 2011 (Note 1(d)).

	2014	2013

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408

	598,257	589,849

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

The Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37                                Impairment testing

As of December 31, 2014 and 2013, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. As a result, as described in the item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2014, the Company determined the need to perform an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz and Veracel) amounted to R$ 4,230,450 at December

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

31, 2014.

Future estimated cash flows for each period are discounted to present value using a discount rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2014, are as follows:

Assumptions

Average pulp price — U.S. Dollar/ton	USD 607.00
Average exchange rate in the period - R$/U.S. Dollar	R$2.50
Discount rate - WACC (nominal and real) - %	12.02 and 6.43

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate could result in the recoverable amount of the UGCs to be different.

The recoverable value of the UGC as per the impairment test exceeds its book value (headroom) by R$ 3.3 billion.

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) for the next four years of discounted cash flows, the recoverable amount of the UGC still being higher than its value in use at December 31, 2014, not being necessary the recognition of a provision for impairment.

(b)                                Company’s long lived assets

At December 31, 2014, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value is use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

*          *          *

2014 MANAGEMENT REPORT

MESSAGE FROM THE MANAGEMENT

In 2014, Fibria celebrated its fifth anniversary, marked by the end of a cycle that has brought more maturity in corporate governance and operating and financial management.

We have remained firm in our trajectory of growing and consolidating our leadership position in the global pulp market since the beginning. In 2014, we took one more step in this direction by carrying out a substantial debt reduction and renegotiation process. Fibria has reached a debt level that is adequate for its size at a cost that is in line with what is practiced by other low-risk Brazilian companies with access to international capital markets. It is currently possible to say that the Company is accessing the capital market at competitive costs at investment grade level. In 2014, Fibria was rated investment grade by Fitch, while S&P upgraded the outlook of its BB+ rating to positive.

From the operational standpoint, the Company has achieved substantial efficiency gains, thanks to management focused on financial austerity and process improvements, which are translated into the lowest production cost in the industry, below Brazilian inflation. Fibria believes that its success increasingly depends on its capacity to innovate. As a result, it has invested heavily in its Innovation and Technology Center and upgraded the department to executive area in the period.

Despite the pressure on prices throughout the year, the pulp market reacted and exceeded expectations in 2014, characterized by higher-than-expected demand growth and new, unexpected capacity closures. This scenario helped the market absorb new supplies, maintaining manufacturers’ inventories in line with the historical average.

In line with the strategy of reducing its debt, the Company settled in advance more than US$2 billion of its total gross debt, including the full repurchase of three bonds — Fibria 2019, Fibria 2020 and Fibria 2021, with coupons of 9.25%, 7.5% and 6.75% p.a., respectively.  These initiatives will generate annual savings of approximately US$27 million as of 2015.

Net revenue stood at R$7.084 billion, 2% up on 2013, chiefly due to higher sales volume. EBITDA totaled R$2.791 billion, with an EBITDA margin of 39%. Net income totaled R$163 million, resulting in minimum dividends of R$37 million. The Annual Shareholders’ Meeting scheduled for April will resolve on the final amount of the dividends for 2014.

In the social and environmental spheres, we made progress in the relationship with the surrounding communities and old conflicts were replaced with cooperation. Fibria’s community engagement projects, such as the Territorial Rural Development Program (PDRT), the Tupiniquim Guarani Sustainability Program and the Beehive Program, remained strong, benefiting 3,221 families.  One of Fibria’s long-term goals is to help the communities become self-sustaining in 70% of the income generation projects supported by the Company by 2025 and reach an approval rate of 80% in the surrounding communities. One of the main tools to assess the evolution of this index is the favorability survey, carried out with the communities.  The last survey showed that 72% of the respondents approved of Fibria’s activities.

As proof of a very positive year and confirming its capacity for leadership in the forest product segment, the Company received several acknowledgements. Fibria remained in the 2014/2015 portfolio of the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) of the New York Stock Exchange (NYSE), in addition to being listed in other important portfolios, such as the BM&FBovespa’s Corporate Sustainability Index (ISE). We were also elected “The Most Sustainable Company of the Year” by Guia Exame de Sustentabilidade “The Best Company in the Pulp and Paper Sector” by Época Negócios 360° and Melhores da IstoÉ Dinheiro.

Finally, we would like to thank all those — employees, clients, NGOs, partners, suppliers and investors — who contributed to the excellent results we have obtained so far. Each one of you has played a fundamental role in this history of success that Fibria has been building.

Marcelo Strufaldi Castelli	José Luciano Penido
Chief Executive Officer	Chairman of the Board of Directors

MARKET SCENARIO

In 2014, the pulp market exceeded expectations, characterized by higher-than-expected demand growth and new, unexpected capacity closures. This scenario helped the market absorb new supplies, maintaining manufacturers’ inventories in line with the historical average.

Positive fundamentals, especially on the demand side, led to an upturn in sales volume between 2013 and 2014.

PERFORMANCE ANALYSIS

In 2014, Fibria’s pulp production totaled 5.3 million tons, in line with the previous year.

Pulp sales volume came to 5.3 million tons, 2% Toilet Paper represented 51% of total sales in 2014, followed by Printing & Writing (31%) and Special Papers (18%), while Europe remained as the main destination, accounting for 41% of sales, followed by Asia with 25%, North America with 24%, and Brazil and other countries with 10%

Net operating revenue stood at R$7.1 billion, 2% up on 2013, chiefly due to higher sales volume, given that the average net price in reais remained flat.

The cost of goods sold (COGS) totaled R$5.5 billion, R$163 million or 3% more than in 2013, due to: (i) the increase in the production cash cost, (ii) higher sales volume and (iii) the exchange rate effect, especially on freight.

Administrative expenses came to R$286 million, 5% down on 2013, chiefly due to lower expenses with third-party services and salaries and related charges.

Selling expenses totaled R$365 million, 5% more than in 2013, mainly fueled by higher port terminal expenses, the 9% appreciation of the average dollar against the BRL and higher sales volume.  It is important to note that the selling expenses to net revenue ratio remained flat (5%) when compared with the previous year.

In 2014, adjusted EBITDA stood at R$2.8 billion (margin of 39%), in line with the previous year. In general terms, in a scenario of a lower-than-expected decline in pulp prices in dollars and higher sales volume, net revenue increased by 2%, offset by higher cash COGS.

The financial result was an expense of R$1.6 billion, versus an expense of R$2.1 billion in 2013. This variation was mainly due to:  (i) the lower exchange rate effect, as a result of the reduction in the dollar-denominated debt (since it is an exporter, the Company maintains a large share of its debt denominated in U.S. dollars), and the improved hedge result; and (ii) lower interest expenses on foreign currency-denominated loans as a result of liability management initiatives, partially offset by higher financial charges arising from the repurchase of bonds in 2014.

In 2014, the Company recorded net income of R$163 million, versus a net loss of R$698 million in 2013. This improvement in the net result was largely caused by the lower negative financial result, the credits granted by the BEFIEX program in 2014 and the decline in income tax and social contribution expenses, due to the adherence to the Refis program in 2013.

STRATEGY

Fibria has continued pursuing its strategy based on three pillars: (i) continuous improvement of its operations; (ii) disciplined growth initiatives related to pulp production, and (iii) the pursuit of complementary opportunities in the value chain.

Under the continuous improvement pillar, we are working on initiatives focusing on improving operating performance, increasing forest productivity and reducing the capital employed in the business.

In regard to the growth pillar, Fibria is following the strategy of always being prepared to grow with discipline, through ongoing forest formation and the licensing of potential projects. The decision to grow organically or through mergers and acquisitions depends fundamentally on market conditions and windows of opportunity. In line with this strategy, Fibria is prepared to expand its production capacity at an opportune time with the project for the expansion of the Três Lagoas mill, in Mato Grosso do Sul.

Finally, under the new business pillar, Fibria is constantly seeking to identify complementary initiatives in the value chain, in activities such as biobusiness, biomaterials, real estate and port development, among others.

These initiatives include the establishment of a strategic alliance with the U.S. company Ensyn Corporation (Ensyn) as of 2012 and other prospects in priority routes according to Fibria’s biostrategy study.

In terms of port development, we should mention the studies for the expansion of Portocel, a private terminal specialized in pulp shipments in the municipality of Barra do Riacho, in Espírito Santo.

CAPITAL EXPENDITURE

In 2014, capex totaled R$1.6 billion, 5% more than the estimate given to the market at the end of 2013, influenced by external factors, such as inflation, the exchange rate, the increase in third-party wood prices and Company initiatives that were not planned at the beginning of the year, namely: the purchase of trucks to reduce wood transportation costs, further details on the feasibility study of Três Lagoas II and higher investments in research and development. Management plans to invest R$1.7 billion in 2015. The 8% upturn over 2014 is mainly related to inflation and the exchange rate, in addition to the second stage of investments in trucks in order to reduce wood transportation costs.

LIABILITY MANAGEMENT

Last year was marked by liability management initiatives. The Company settled in advance more than US$2 billion of its total gross debt, including the full repurchase of three bonds — Fibria 2019, Fibria 2020 and Fibria 2021, with coupons of 9.25%, 7.5% and 6.75% p.a., respectively.  These initiatives will generate annual savings of approximately US$27 million as of 2015.

Fibria closed 2014 with a solid financial position. On December 31, cash and cash equivalents amounted to R$778 million, including the negative mark-to-market of hedging instruments totaling R$417 million. The Company has four revolving credit facilities totaling R$1,594 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by), and one in foreign currency totaling US$280 million (contracted in Mar/14) at the 3-month Libor rate plus 1.55% p.a. when utilized and 35% of this spread when on stand-by. These funds, despite not being utilized, helped improve the Company’s liquidity. Given the current cash position of R$778 million, these lines totaling R$1,594 million have resulted in an immediate liquidity position of R$2,365 million. As a result, the cash to short-term debt ratio (including these revolving credit facilities) closed 2014 at 2.5x.

The Company closed 2014 with gross debt of R$8,327 million, corresponding to US$3,135 million, which represents a year-on-year reduction of 25% in dollars, mainly due to ongoing liability management initiatives. Fibria closed 2014 with a net debt/EBITDA ratio of 2.4x in dollars and a total average debt maturity of 55 months.

DIVIDENDS

The Company’s bylaws require a minimum annual dividend of 25% of net income, adjusted for allocations to the capital reserves as provided by Brazilian Corporate Law. As the Company recorded net income in 2014, totaling R$163 million, minimum mandatory dividends total R$37 million or R$0.06679 per share. The Annual Shareholders’ Meeting scheduled for April will resolve on the final amount of dividends for 2014.

CAPITAL MARKET

Fibria’s shares listed on the BM&FBovespa’s Novo Mercado under the ticker symbol FIBR3 rose 18% in the year to R$32.51. On the New York Stock Exchange (NYSE), the Company’s level III ADRs traded under ticker symbol FBR closed up 4% in the year to US$12.13. The average daily trading volume on the BM&FBovespa and NYSE was 2.7 million in 2014, 0.35% down from 2013. The average daily financial volume was US$29.4 million, 7.8% lower than in the previous year.

Total outstanding shares	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market cap on 12/31/2014	R$18.0 billion | US$6.7 billion

Fibria’s stock is listed in Brazilian (Ibovespa, IBRX-50, IBRX-100, IGC, ITAG, ICO2 and ISE) and U.S stock market indexes (DJSI World and DJSI Emerging Markets).

CORPORATE GOVERNANCE

2014 was marked by the evolution of Fibria’s governance. We developed the Policy of Compliance with Competition Law (Antitrust) and the Policy on Genetically Modified Eucalyptus (GMEucalyptus), both of which were approved by the Board of Directors, in order to maintain our business within the highest levels of integrity and transparency.

In order to continuously improve governance and ethical standards, Fibria, among other governance improvement initiatives, reviewed its Code of Conduct in 2014.  The third edition of the document includes new topics, such as “Corruption” and brings important updates on existing topics. The Code of Conduct is the basis of our identity. It is where we express our fundamental, non-negotiable values that indicate the directions we should take in order to maintain an honest and positive work attitude.

In view of the current business challenges and in line with its Values and Beliefs, Fibria structured its Compliance Program in 2014. For Fibria, being in compliance means to comply with and enforce internal and external, laws, rules, regulations and commitments, whether they have been assumed voluntarily or imposed on the organization.  This initiative represents the maturation of Fibria’s governance model, an evolution resulting from the existing culture of compliance. The new program assumes the adoption of preventive compliance measures, creating positive evidence of protection for the organization, contributing to mitigating possible sanctions and preserving Fibria’s reputation as an intangible asset. Also in 2014, in compliance with CVM Instruction 308, the Board of Directors approved, pursuant to the recommendation of the Statutory Audit Committee, the independent auditor rotation.  Baker Tilly Brasil Auditores Independentes S/S (“Baker Tilly”) has been hired as the Company’s independent auditors for three years as of the first quarter of 2015, replacing PricewaterhouseCoopers Auditores Independentes (“PwC”).

In October, Fibria informed its shareholders and the market in general that Votorantim Industrial S.A. and BNDESPAR renewed the Company’s Shareholders’ Agreement, extending its term by five years, i.e. until October 29, 2019, among other terms and conditions. The Shareholders’ Agreement is available on the Company’s website (www.fibria.com.br/ri).

SUSTAINABILITY

Fibria is the first link of a long value chain that begins with the forest and ends with the final consumers of several types of paper widely used in education, hygiene and health. With operations in global markets where there is growing need for social and environmental responsibility throughout the production chain, Fibria interacts with a wide range of interlocutors, including several rural communities that surround our operations.  Focusing on innovation, operational excellence and dialogue with our stakeholders, we try to mitigate the negative impacts and expand our contribution to society. We are committed to reaching this goal through the adoption of sustainable practices in the cultivation of planted forests, the constant pursuit of ecoefficiency in industrial and logistics activities and the strong willingness to share value with all our stakeholders. As a result of this commitment, we received important awards in 2014, including “The Most Sustainable Company of the Year” by Guia Exame de Sustentabilidade and “The Best Company in the Pulp and Paper Sector” by Época Negócios 360° and Melhores da IstoÉ Dinheiro.  Fibria was also included in the 2014/2015 portfolio of the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) of the New York Stock Exchange (NYSE), in addition to being listed in other important portfolios, such as the BM&FBovespa’s Corporate Sustainability Index (ISE).

In 2013, Fibria updated its Materiality Matrix, which identifies the most important issues for the Company and society, taking into account its strategy and the vision of its stakeholders. Business Expansion, Value Creation through Innovation and Social and Environmental Management of the Supply Chain are issues that we will address in other sections of this report (see Strategy, Technological Innovation, Liability Management and Suppliers), which together with the seven issues below make up the ten most important issues in our materiality matrix.

Certifications, voluntary industry commitments and regulations: Fibria has certifications for its quality management, environmental, occupational health and safety, and forest management systems. All the units are certified by the Forest Stewardship Council (FSC®) system and Cerflor/PEFC. The Company also voluntarily participates in several forums, associations or working groups, including the World Business Council for Sustainable Development (WBCSD), The Forests Dialogue (TFD), the United Nations Global Compact (UNGP), Pacto pela Restauração da Mata Atlântica (Pact for the Restoration of the Atlantic Forest) and Coalizão Brasil Clima e Florestas (Brazil Climate and Forest Coalition).

Local development and impacts on the communities: In certain specific communities located in underprivileged regions in Northern Espírito Santo and Southern Bahia, there are social conflicts whose origins are not always associated with the Company and which the Company is usually not able to solve. Despite the complexity of this challenge, contributing to settling these conflicts is one of Fibria’s priorities and the Company has been working either directly with the communities or by engaging with other parties that can also contribute to creating solutions, such as government in its many levels, NGOS and other companies. In the last five years, there has been remarkable progress in the solution of these conflicts, with concrete results that have had a positive impact on the social license to operate.

In 2014, Fibria was featured in the ONG WWF’s New Generation Plantation — NGP project. The social case study “From Conflict to Cooperation” shows how Fibria was able to overcome conflicts with the surrounding communities in Espírito Santo and Bahia to bring about a situation marked by respect and joint effort. This was reached through the combination of systematic engagement processes with several income generation, social promotion and environmental education programs in the communities surrounding its operations. Since 2009, the Company has invested more than R$100 million in its social development programs. In 2014, 1,406 new families benefited from the Company’s social projects, which currently cover 6,418 families with a proven increase in income.

The case study focuses on Fibria’s main tool for engaging the rural communities surrounding its operations — the Territorial Rural Development Program (PDRT) —, which teaches the community to manage sustainable agricultural and forestry programs, and offers participants the necessary equipment and technical assistance, in addition to providing incentives, support and guidance to access public policies. In 2014, the PDRT benefited 1,844 families in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo. The average monthly household income has increased by two to four minimum wages since the beginning of the project.

Other examples cited by NGP refer to respect for indigenous communities and the MST movement. In 2012, Fibria launched a program of activities to support the Tupininquim and Guarani indigenous communities by allocating to them reserves on land previously owned by the company.  The plan includes developing methods of sustenance of these communities, while always respecting their ethnic identities.

At the same time, an area of approximately 11,000 hectares in the city of Prado (BA), occupied by members of the Landless Workers’ Movement (MST), has transformed from a point of social tension to a pioneering experiment in sustainable rural production. In partnership with the state government of Bahia and the Luiz de Queiroz School of Agriculture (Esalq/USP), Fibria has developed a project for the agricultural and forestry production of a variety of crops, on plots distributed to families registered with the program

In addition to improving the relationship with the surrounding communities, these initiatives have generated benefits for Fibria’s business. The theft of wood for the illegal production of charcoal — the main point of conflict and the problem generating the greatest negative impact on the Company’s business — was reduced by 95%. Conflict resolution paved the way for certification of all of Fibria’s production areas by the FSC and CERFLOR / PEFC, the two main certification authorities in sustainable forest management.

Forest management: biodiversity, soil use: Fibria preserves around 35% of its area (346,000 hectares) through protection, restoration, management and integration with the forest crop base, seeking to minimize external pressures and degradation factors that may be affecting these fragments. One of Fibria’s long-term goals is to promote environmental restoration in 40,000 hectares of its own areas between 2012 and 2025. By the end of 2014, Fibria had restored 10,641 hectares.  The biodiversity in Fibria’s forest areas is the subject of studies and monitoring aimed at understanding, protecting and expanding native fauna and flora species and populations, as well as improving the environmental quality of the areas maintained by the Company.

Relationship with the government: Fibria believes that, in a democratic society, everyone, including companies, has the right to participate in the process of formulation of public policies and discussion of the regulatory framework. As a result, the Company contributes either through direct contact with authorities and politicians in the defense of its points of view and/or participation in the various entities that represent the forestry and pulp and paper sectors of which it is a member to create a stable political-institutional environment and a clear and well-designed regulatory framework.

Fibria is guided by a structured governance model based on corporate values, especially ethics and transparency, and underpinned by clear guidelines in our Code of Conduct and Internal Anti-Corruption Policy, approved by our Board of Directors.

In 2014, Fibria made donations to the election campaigns of candidates who it considers to be committed to sustainable development and the improvement of public governance, pursuant to the current election laws and the criteria established in its Election Donation Policy. Fibria does not make donations to political parties or candidates outside the election period.  The Company’s donations in the federal and state level totaled R$4.375 million in 2014 and can be checked in detail on the website of the Superior Electoral Court (www.tse.gov.br).

Transparency and engagement with stakeholders: In our business, we have relationships with a wide range of stakeholders in various economic segments, Brazilian states and countries. In order to guarantee constructive relationships with these stakeholders, we invest in dialogue and specific communication channels, such as the Ombudsman, to which all violations of the Code of Conduct are reported, and Fale com a Fibria (Contact us), which receives requests for information and complaints from the surrounding communities. Clients receive personalized service.

Use of water: Fibria continuously monitors the watersheds in its area of operations in order to prevent or minimize any possible impacts of forest management on the quantity and quality of the water. There is no evidence in the most recent results of this monitoring that indicates significant impacts of the Company’s forest operations in the water reserves in the regions where it operates. Based on the use of the best available practical technologies for the management of water, and adopting effective prevention and control procedures, we have managed to reach high levels of reuse of this resource. As a member of the Water Footprint Network, Fibria is a pioneer in this assessment in the Brazilian pulp and paper sector, assuming the management of water resources throughout the pulp value chain.  We harvest water to supply the mills and carry out forest management through grants and registration, pursuant to local environmental legislation and the mills’ operating licenses.  All the mills are in compliance with international water use and effluent quality standards.

TECNOLOGICAL INNOVATION

Fibria closed 2014 with the establishment of the new Technology and Innovation executive area and invested approximately R$48 million in research projects that comprise genetic improvement, forest management and product development activities, in addition to the development of technologies that support the entry in new markets.

The former department’s status upgrade to executive area is in line with Fibria’s operating strategy of continuously seeking to differentiate itself through improvements in the quality and productivity of its forests and the development of new products. The role of the new executive area is to explore opportunities in the current business (pulp) and to promote innovation as a lever to generate new business in different markets by combining great control over the commodity production routine with the pursuit of new business possibilities stemming from its forest base, the Company intends to grow and always be able to innovate and stand out in the market.

From this new strategic point of view, in the last three years, the Company reduced its focus on incremental innovation (continuous improvement), and is now directing its energy and resources to two other forms of innovation:  radical (which seeks leaps in performance in the current business) and disruptive (which pursues alternative business in new markets). Its studies are focused on increasing forest productivity, improving wood quality, and enhancing efficiency in production processes, in addition to the sustainable development of high quality innovative products.

In 2014, investments in innovation were broken down as follows: Radical Innovation (59%), Incremental Innovation (23%) and Disruptive Innovation (18%).

Biotechnology and Genetic Improvement

The identification of clones resistant to the physiological disorder of eucalyptus was the greatest advance of the Genetic Improvement area in 2014, bringing a solution to a new problem, arising from climate change, observed mainly in Southern Bahia.  The work identified two new clones resistant to weather extremes (especially droughts and excess rain) that have been integrated into the Company’s clone renewal portfolio in the region, with very positive expectations.

In Biotechnology, there was an evolution in the results related to studies of genetically modified eucalyptus. New genes potentially involved in the accumulation of biomass and eucalyptus growth were identified in 2014 and can be introduced in Fibria’s elite clones in the coming years. The work, which is still in the research stage, is being carried out in two fronts: identification of genes and obtaining of transformed plants to be used in field experiments. In December 2014, the Board of Directors also approved the Policy on Genetically Modified Eucalyptus (GMEucalyptus).

Forest Management and Natural Resources

Fibria’s pioneering Integrated Fertilization Recommendation System (or SIRA) was one of its major achievements in 2014. It gathers key information that allows it to determine, with high precision, the best fertilization considering the characteristics of the soil, the eucalyptus clone, the climate and the expected crop yield. SIRA brings intelligence to the improvement of fertilization of the Company’s crops, in line with the concept of precision forestry — with resource optimization — contributing to the achievement of forest productivity and wood cost reduction goals.

Regarding the studies on the impacts of climate change on Fibria’s activities, in 2014, a risk map was prepared detailing the areas where the physiological disorder of eucalyptus occurs, making it possible to identify which areas are more and less susceptible to the problem, defining more specifically the most appropriate clones and forest management initiatives, in accordance with the planting area.

In 2014, Fibria maintained its leadership position regarding its strategy of protecting crops against pests and diseases. In order to do so, it maintained its level of investment in research for the selection of clones resistant to the main diseases and began producing natural enemies in its own dedicated laboratory focused on the biological control of pests. These two initiatives have contributed for the crops to remain healthy and with low dependence on the use of agrochemicals, in line with the best management practices and the requirements of the main forest certifications.

In 2014, Fibria carried out the first major open innovation experiment, with the launch of a call for proposals on biodiversity. Fibria has approximately one third of its area covered by native forest, which can be used in scientific studies that are important for society as a whole.  As a result of this initiative, Fibria received 40 project proposals from universities, NGOs and research institutions and selected four projects, which will be implemented as of 2015.

Products, Processes and Biorefinery

Fibria has been working hard to diversify its business and deliver solutions outside the commodity concept, both in the current products and in new products and markets. In 2014, there was great progress in applied research on more resistant eucalyptus pulp — an alternative to softwood pulp —, which has been tested in important clients. Other initiatives related to the current product aim to generate energy savings in our clients’ processes, in both pulp refining and paper drying.

The development of new business alternatives, mainly in the biostrategy line, has also accelerated substantially. In 2014, there was great progress in the development of studies related to nanocellulose and the conversion of biomass to higher value added bioproducts based on sugars or lignin. In such cutting-edge technology, the establishment of strategic partnerships is essential and Fibria also stood out in this sphere by forming several new partnerships.

It is also worth noting the great progress of the market and technological development of bio-oil, which is produced in partnership with Ensyn and uses forest biomass as raw material. This product has been tested in partnership with potential clients.

Three fronts

In 2014, Fibria also made progress in three very important fronts in the innovation management process through the structuring of the competitive intelligence area, encouraging the sharing of knowledge and intelligence under Intelligence Centers; the appreciation of the Company’s intellectual property, through the extensive disclosure of policies related to this topic, in addition to the identification of new patent opportunities and the creation of rules to ensure the confidentiality of trade secrets, as well as the establishment of engagement processes in regulatory affairs and update of the policy related to genetically modified eucalyptus.

SUPPLIERS

Fibria has an extensive and diversified supplier base, ranging from small farmers to large national and multinational companies. Whenever possible, it gives preference to local suppliers when purchasing products or hiring services. Fibria currently has 8,000 active registered suppliers, whom it tries to engage in the best social and environmental practices, focusing on the responsible use of natural resources and respect for workers’ rights. When Fibria hires its suppliers, it requires them to be in compliance with the current labor and environmental laws and policies, as well as with the Company’s safety standards.

In order to help local suppliers improve their business, Fibria provides financial support to programs focused on the development of good environmental, financial, tax, labor, quality and occupational health and safety practices. These initiatives include the Integrated Supplier Development and Qualification Program (Prodfor), in Espírito Santo, and the Supplier Qualification Program (PQF Avançado), in Mato Grosso do Sul, both of which were coordinated by the Company in 2014. In the same year, Fibria also implemented the Value Chain Project, which aims to identify the sustainability aspects of the Company’s strategic suppliers and encourage the monitoring and adoption of better sustainability practices. A total of 128 questionnaires were distributed, and 113 suppliers (88%) answered it. With this initiative, FIBRIA expects to encourage these suppliers to reduce their carbon emissions by responsibly using natural resources and ensuring respect for human rights.

PEOPLE

The strategy of the Human and Organizational Development Area (DHO) has been reinforced based on our Management Beliefs, High-Performance Culture and Organizational Strategy. Fibria hopes to make a positive impact on the organizational climate and thereby enhance its ability to attract, engage and retain employees.

The third edition of the climate survey was carried out in 2014, with a record participation of 91.3% of its employees. Overall favorability increased by 4.6% over the previous year to 72.4%.

In line with our objective of a High-Performance Culture, we have implemented a methodology that measures satisfaction and engagement, oriented to performance results with high impact on management activities and business sustainability.

Our aim is to better equip management to work with and relate to their teams, fueling value creation for the organization.

In 2015, we will begin analyzing the results for the organization as a whole and then managers will work together with their teams to define action plans.

Fibria also invests in people training and development, focusing on the acquisition of critical skills for the business, contributing to the Company’s sustainability and the achievement of its strategies. In 2014, we expanded our investment in training and development by 17%, including the First Leadership program, in which we implemented three new modules for the development of our managers.

Since 2013, Fibria has continued the Performance Management Cycle for executives and expanded it to the administrative and operational levels so that all employees are now participating. The process has resulted in feedback for those involved and the preparation of Individual Development Plans (PDIs) intended to guide and prioritize professional development actions through plans and goals so that the current and future objectives of the employees and the organization can be attained. This has also made it possible to develop a general overview of these groups and create a succession plan and a risk map, which assesses the severity and the probability of loss of key professionals, focusing on specific development initiatives. The internal uptake index at the management level for 2014 increased to 78%.

Fibria is strongly committed to the health and safety of its employees and service providers in all its operations. Its occupational health and safety management system comprises tools and practices that lead to the prevention of accidents, incidents and occupational diseases. These practices support compliance with the requirements of OHSAS 18.001 (Santos Port Terminal) and sustainable forest management certifications: CERFLOR and FSC (Forest Stewardship Council). The progress is underlined by a rate of accidents resulting in absence of 0.94 per million working hours in 2014. Unfortunately, despite all our efforts, there was a fatal accident involving a service provider in the forest area (Forestry) in the Espírito Santo state regional unit. In order to consolidate the safety culture, the Occupational Hygiene, Safety and Medicine (HSMT) and Development and Recruitment (D&C) areas have developed a new training module in the First Leadership Program to ensure that health and safety guidelines and practices are reinforced among the various operational teams in 2014. A total of 281 employees were trained in this new module.

RELATIONSHIP WITH INDEPENDENT AUDITORS

In compliance with the provisions of Brazilian Securities and Exchange (CVM) Instruction 381/2003, we state that, during the year ended December 31, 2014, we contracted our independent auditors to carry out work other than that related to external auditing, which were provided over a period of less than one year, as shown below:

Nature of the service	Contract date	Term	Fees (R$ thousand)	% of external audit

Review of ancillary tax liabilities (fiscal year 2013)	May/2014	2 months	50	2.1%
Review of the tax credit calculation basis – Befiex	April/2014	2 months	100	1.1%
Consulting in the implementation of GRC/SAP systems	May/2014	9 months	947	20.4%

Total			1,098	23.6%

Considering the scope of these services and the procedures carried out, these services did not affect the independence or objectivity of the independent auditors.

The Company’s policy for contracting services not related to the external audit from our independent auditors is based on principles that preserve these auditors’ independence. These principles are internationally accepted and are as follows: (a) auditors shall not audit their own work, (b) auditors shall not perform management activities for their client and (c) auditors shall not promote their client’s interests.

Furthermore, the Company’s financial statements as of December 31, 2014, were audited by PricewaterhouseCoopers Auditores Independentes.

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Fibria Celulose S.A. (“Fibria” or “Company”) Management hereby presents the Capital Expenditure budget proposal.

The capital expenditure budget plan for 2015, dully approved in the Board of Directors meeting held on December 11, 2014, totals the amount of R$ 1,720 million, as per detailed below:

R$ million
Maintenance	231.0
Expansion	12.5
Modernization	89.0
Research & Development	2.8
Information Technology	12.6
Forestry – Expansion	35.8
Florestry – Renewal	1,308.1
Safety/Environment	28,7

Total Capital Expenditure	1,720.4

The above mentioned budget will be executed with the priority use of Company’s own funds (obtained through its operational activities along the fiscal year) /Third parties.

Sources and Uses Summary Table:

Sources	R$ million

Own funds (obtained through its operational activities along the fiscal year)/Third parties	1,720

There being the capital expenditure budget proposal to be presented, the Management stands at the entire disposal of its shareholders to provide further clarification if needed.

São Paulo, January 28, 2015.

THE MANAGEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO